Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Tempo Offices, Unit B2,
431 Roberts Rd, Subiaco,
Western Australia, 6008
Tel: + 618 6313 3975
Fax: + 618 6270 6339
Email: invest@missionnewenergy.com

September 28, 2012

ASX ANNOUNCEMENT

Mission NewEnergy Limited Reports Audited Year End Financial Results

SUBIACO, Western Australia, September 28, 2012 – Mission NewEnergy Limited (ASX:MBT) is pleased to present the final audited financial report for the year ended 30 June 2012.

For more information and a copy of this announcement, please visit www.missionnewenergy.com or contact:

Mission NewEnergy Limited

Financial Report for the year ended

30 June 2012

DIRECTORS' REPORT

Your directors present their report on the Company and its controlled entities for the year ended 30 June 2012.

1. Corporate governance statement

The Board of Directors of Mission NewEnergy Limited (Mission) is responsible for the corporate governance of the Company. The Board guides and monitors the business and affairs of the Company on behalf of the shareholders by whom they are elected and to whom they are accountable.

In accordance with the Australian Securities Exchange (ASX) Corporate Governance Council's ("CGC") "Principles of Good Corporate Governance and Best Practice Recommendations" the Corporate Governance Statement must contain certain specific information and must disclose the extent to which the Company has followed the guidelines during the period. Where a recommendation has not been followed, that fact must be disclosed together with the reasons for the departure.

The Company's corporate governance practices were in place throughout the year and are compliant, unless otherwise stated, with the ASX Corporate Governance Council's principles and recommendations, which are noted below.

Principle 1. Lay solid foundations for management and oversight

Principle 2. Structure the Board to add value

Principle 3. Promote ethical and responsible decision making

Principle 4. Safeguard integrity in financial reporting

Principle 5. Make timely and balanced disclosure

Principle 6. Respect the rights of shareholders

Principle 7. Recognise and manage risk

Principle 8. Remunerate fairly and responsibly

The Board has developed policies and practices consistent with the ASX Recommendations, with such adjustments as the Board believes are appropriate for the particular circumstances of the Company. Consistent with these policies, a summary of the corporate governance policies and practices adopted by Mission is set out below.

Role of the Board of Directors

The Board of Mission is responsible for setting the Company's strategic direction and providing effective governance over Mission's affairs in conjunction with the overall supervision of the Company's business with the view of maximising shareholder value. The Board's key responsibilities are to:

- chart the direction, strategies and financial objectives for Mission and monitor the implementation of those policies, strategies and financial objectives;
- keep updated about the Group's business and financial status;
- provide oversight and monitor compliance with regulatory requirements, ethical standards, risk management, internal compliance and control, code of conduct, legal compliance and external commitments;
- appoint, evaluate the performance of, determine the remuneration of, plan for the succession of and, where appropriate, remove the Group Chief Executive Officer, the Company Secretary and the Chief Financial Officer;
- exercise due care and diligence and sound business judgment in the performance of those functions and responsibilities;
- ensure that the Board continues to have the mix of skills and experience necessary to conduct Mission's activities, and that appropriate directors are selected and appointed as required, and
- The Group has a formal process to educate new directors about the nature of the business, current issues, the corporate strategy, the culture and values of the Group, and the expectations of the Group concerning performance of the directors. In addition directors are also educated regarding meeting arrangements and director interaction with each other, senior executives and other stakeholders. Directors also have the opportunity to visit Group facilities and meet with management to gain a better understanding of business operations. Directors are given access to continuing education opportunities to update and enhance their skill and knowledge.

The Board has adopted a Board Charter, which sets out in more detail the responsibilities of the Board. The Board Charter sets out the division of responsibility between the Board and management to assist those affected by decisions to better understand the respective accountabilities and contribution to Board and management.

In accordance with Mission's Constitution, the Board delegates responsibility for the day–to–day management of Mission to the Group Chief Executive Officer (subject to any limits of such delegated authority as determined by the Board from time to time). Management as a whole is charged with reporting to the Board on the performance of the Company.

Board structure and composition

The Board currently is comprised of 7 directors, of which five are independent non–executive Directors. Details of each director's skills, expertise and background are contained within the directors' report included with the company's annual financial statements. The Board considers the mix of skills and the diversity of Board members when assessing the composition of the Board. The Board assesses existing and the potential Director's skill to ensure they have appropriate industry expertise in the Group's operating segments.

Independence, in this context, is defined to mean a non–executive Director who is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the Directors' ability to act in the

best interests of Mission. The definition of independence in ASX Recommendation 2.1 is taken into account for this purpose.

A Director cannot hold the position of both Chairman and Group Chief Executive Officer

Mission's non–executive Directors may not hold office for a continuous period in excess of three years or past the third annual general meeting following their appointment, whichever is longer, without submitting for re–election. Directors are elected or re–elected, as the case may be, by shareholders in a general meeting. Directors may offer themselves for re–election. A Director appointed by the Directors (e.g., to fill a casual vacancy) will hold office only until the conclusion of the next annual general meeting of Mission but is eligible for re–election at that meeting.

Under Mission's Constitution, voting requires a simple majority of the Board. The Chairman does not hold a casting vote.

Board Diversity

The Board has a formal diversity policy which states that Mission NewEnergy Limited is committed to embedding a corporate culture that embraces diversity through;

- Recruitment on the basis of competence and performance and selection of candidates from a diverse pool of qualified candidates,
- Maintaining selection criteria that does not indirectly disadvantage people from certain groups,
- Provide equal employment opportunities through performance and flexible working practices,
- Maintain a safe working environment and supportive culture by taking action against inappropriate workplace and business behaviour that is deemed as unlawful (discrimination, harassment, bullying, vilification and victimisation),
- Promote diversity across all levels of the business,
- Undertake diversity initiatives and measuring their success,
- Regularly surveying our work climate,
- The Board of Directors establishing measurable objectives in achieving gender diversity.

Since the Company's incorporation, given its cross-jurisdictional operations in Australia, Malaysia and India, a diversity practice is naturally in place. All members of the Board are male.

Board and management effectiveness

Responsibility for the overall direction and management of Mission, its corporate governance and the internal workings of Mission rests with the Board, notwithstanding the delegation of certain functions to the Group Chief Executive Officer and management generally (such delegation effected at all times in accordance with Mission's Constitution and its corporate governance policies). The Board has access, at the company's expense, to take independent professional advice after consultation with the Chairman.

An evaluation procedure in relation to the Board, individual Directors and Company executives was completed during the year. The evaluation of the Board as a whole was facilitated through the use of a questionnaire required to be completed by each Board Member, the results of which were summarised, discussed with the Chairman of the Board and tabled for discussion at a Board Meeting. Similarly each individual

Director was required to self assess his performance and discuss the results with the Chairman. Individual Directors' performance is evaluated by reference to the Director's contribution to monitoring and assessing management performance in achieving strategies and budgets approved by the Board (among other things).

A similar process for review of committees was undertaken during the 2011/12 financial year.

To ensure management, as well as Board effectiveness, the Remuneration and Nomination Committee has direct responsibility for evaluating the performance of the Group Chief Executive Officer and other executives.

Internal control, risk management and financial reporting

The Board has overall responsibility for Mission's systems of internal control. These systems are designed to ensure effective and efficient operations, including financial reporting and compliance with laws and regulations, with a view to managing the risk of failure to achieve business objectives. It must be recognised, however, that internal control systems can provide only reasonable and not absolute assurance against the risk of material loss.

The Board reviews the effectiveness of the internal control systems and risk management on an ongoing basis, and monitors risk through the Audit and Risk Management Committee (see the Audit and Risk Management Committee). The Board regularly receives information about the financial position and performance of Mission. For annual and half-yearly accounts released publicly, the Group Chief Executive Officer and the Chief Financial Officer sign-off to the Board:

- the accuracy of the accounts and that they represent a true and fair view, in all material respects, of Missions financial condition and operational results, and have been prepared in accordance with applicable accounting standards; and
- that the representations are based on a system of risk management and internal compliance and control relating to financial reporting which implements the policies adopted by the Board, and that those systems are operating efficiently and effectively in all material respects.

In addition, management has reported to the Board on the effectiveness of the Company's management of its material business risks.

Internal audit

The Audit and Risk Committee reviews all material internal audit items raised by the internal auditor and provides guidance where appropriate or required.

The companies risk management policy is included in the Corporate Governance section of the Company's website.

Committee's of the Board of Directors

The Board has established two permanent Board committees to assist the Board in the performance of its functions:

- the Audit and Risk Management Committee; and
- the Remuneration and Nomination Committee.

Each committee has a charter, which sets out the Committee's purpose and responsibilities. The Committees are described further below.

The names of the members of the two committees are set out in the Directors' report contained within the Company's annual financial statements.

Audit and Risk Management Committee

The purpose of the Audit and Risk Management Committee is to provide assistance to the Board in its review of:

- Mission's financial reporting, internal control structure and risk management systems';
- the internal and external audit functions; and
- Mission's compliance with legal and regulatory requirements in relation to the above.

The Audit and Risk Management Committee has specific responsibilities in relation to Missions' financial reporting process; the assessment of accounting, financial and internal controls; the appointment of the external auditor; the assessment of the external audit; the independence of the external auditor; and setting the scope of the external audit.

The Audit and Risk Management Committee comprises five independent non–executive Directors that have diverse and complementary backgrounds. The Chairman of the Audit and Risk Management Committee must be an independent non–executive Director.

Remuneration and Nomination Committee

The purpose of the Remuneration and Nomination Committee is to discharge the Board's responsibilities relating to the nomination and selection of Directors and the compensation of the Company's executives and Directors.

The key responsibilities of the Remuneration and Nomination Committee are to:

- ensure the establishment and maintenance of a formal and transparent procedure for the selection and appointment of new Directors to the Board; and
- establish transparent and coherent remuneration policies and practices, which will enable Mission to attract, retain and motivate executives and Directors who will create value for shareholders and to fairly and responsibly reward executives.

The Remuneration and Nomination Committee comprises five independent non–executive Directors. The Chairman of the Remuneration and Nomination Committee must be an independent non–executive Director.

The remuneration policy which sets out the terms and conditions for the Managing Director/Group Chief Executive Officer and other senior executives is set out in the Remuneration Report included in the Directors' Report contained within the Company's annual report.

Timely and balanced disclosure

Mission is committed to promoting investor confidence and ensuring that shareholders and the market have equal access to information and are provided with timely and balanced disclosure of all material matters concerning the Company. Additionally, Mission recognises its continuous disclosure obligations under the ASX Listing Rules and the Corporations Act. To assist with these matters, the Board has adopted a Continuous Disclosure and Shareholder Communication Policy.

The Continuous Disclosure and Shareholder Communication Policy allocates roles to the Board and management in respect of identifying material information and coordinating disclosure of that information where required by the ASX Listing Rules.

The Policy also identifies authorised company spokespersons and the processes Mission has adopted to communicate effectively with its shareholders. In addition to periodic reporting, Mission will ensure that all relevant information concerning the Company is placed on its website.

Ethical and responsible decision–making

Code of Conduct

The Board has created a framework for managing the Company including internal controls, business risk management processes and appropriate ethical standards.

The Board has adopted practices for maintaining confidence in the Company's integrity including promoting integrity, trust, fairness and honesty in the way employees and Directors' conduct themselves and Mission's business, avoiding conflicts of interest and not misusing company resources. A formal Code of Conduct has been adopted for all employees and Directors of Mission.

Securities Trading Policy

A Securities Trading Policy has been adopted by the Board to set a standard of conduct, which demonstrates Mission's commitment to ensuring awareness of the insider trading laws, and that employees and Directors' comply with those laws. The Securities Trading Policy imposes additional share trading restrictions on Directors, the Company Secretary, executives and employees involved in monthly financial accounting processes ("specified persons").

Under the Securities Trading Policy, specified persons are only permitted to buy and sell securities if they do not possess non–public price sensitive information and trading occurs outside of specified restricted periods. These periods are the periods commencing on the first day of the month before the end of the half–year or full year period and ending on the next business day after the announcement of the results for that period. In addition, before a specified person can deal in Mission's securities

they must obtain clearance from the appropriate officer, confirming that there is no reason why they cannot trade.

Other Information

Mission NewEnergy Limited is included on its website (www.missionnewenergy.com) full details of its corporate governance regime.

2. Directors' details

The names of Directors' in office at any time during or since the end of the year are:

Mr Dario Amara	—	Chairman (Independent Non-executive)
Qualifications	—	Bachelor of Engineering with Distinction (Curtin University of Technology). Fellow of the Institution of Engineers Australia.
Experience	—	Mr Amara is an civil engineer and experienced Chief Executive with extensive business experience gained over 30 plus years in the Australian and international markets; spanning the infrastructure, industrial and property sectors. For the past 17 years he has held CEO, executive leadership and Board positions with major construction and engineering groups. Mr Amara has a record of achievement in establishing, growing and rejuvenating businesses and strategic leadership. He has served as chairman of the Art Gallery of Western Australia, the West Australian Opera Company and Heritage Perth and as a board member of the Perth International Arts Festival. Appointed Chairman 31 March 2006. Board member since 31 March 2006.
Interest in Shares and Options	—	2,000 ordinary shares in Mission NewEnergy Limited held indirectly (1,000 to Amara family trust account and 1,000 to Amara Superannuation Fund account).
Special Responsibilities	—	Mr Amara is a member of the Audit and Risk Management Committee and Chairman of the Nomination and Remuneration Committee.
Directorships held in other listed entities	—	Current Director of Austal Limited (since 16 August 2005), Director OTOC Limited (since 1 January 2012).

Datuk Mohamed Zain Bin Mohamed Yusuf		Director (Independent Non-executive)
Qualifications	—	Bachelor of Economics (Hons.) (University of Western Australia)
Experience	—	Datuk Zain has over 25 years experience in Shell Malaysia. From 1986 to 1988, he was seconded to Shell International, United Kingdom and worked as Marketing Consultant in Shell UK and Shell Caribbean. Upon his return to Malaysia, he was made Marketing Director of Shell Malaysia. He subsequently served on the Board of Directors of Shell Group Malaysia as Executive Director, with responsibility over a total of 18 group subsidiaries involved in both the upstream and downstream petrochemical business. Datuk Zain is a Director of WSA Group of Companies, immediate past chairman of the Malaysian Australia Business Council and served as a Director of Airod Sdn Bhd, NADI Bhd, Malacca Securities Sdn Bhd, Faber Group Bhd, PJ Bumi Bhd and as chairman of Confoil (Malaysia) Bhd, a Malaysian - Australian joint venture company in Malaysia. Board member since 24 January 2006.
Interest in Shares and Options	—	Nil
Special Responsibilities	—	Datuk Zain is Chairman of the Audit and Risk Management Committee from 25 June 2009 and a member of the Nomination and Remuneration Committee.
Directorships held in other listed entities	—	Director of Faber Group Bhd (since October 2001) and chairman of Malacca Securities Sdn Bhd (since November 2000). Resigned as a Director of PJ Bumi Bhd during the year.

Admiral (Ret) Tan Sri Dato' Sri Mohd Anwar bin Haji Mohd Nor		Director (Independent Non-executive)
Qualifications	—	Master of Science in Engineering Business Management (University of Warwick, U.K)
Experience	—	Tan Sri Anwar made history in April 2005 when he became the first naval chief in the Malaysian Armed Forces (MAF) to ascend to its highest military office of the Chief of Defence Force, commanding a workforce strength of nearly 130,000. With nearly 40 years of military

		experience with the Royal Malaysian Navy (RMN) and MAF, he has acquired a massive portfolio of achievements. His outstanding performance extends to the academic arena as well inclusive of stints at the Naval Staff College (Rhode Island, USA), Navigation and Direction Course and Principal Warfare Officers Course (HMS DRYAD, United Kingdom). He also holds a Master of Science in Engineering Business Management from the University of Warwick, United Kingdom. Tan Sri Anwar has received numerous commendations, awards and accolades in recognition of his talents, and was bestowed the Panglima Mangku Negara (PMN), which carries the title of Tan Sri, by His Majesty the Yang Di-Pertuan Agong (the King of Malaysia). He has also received distinguished medals from foreign governments such as the Ordre National De La Legion D'Honneur from France and the Command of the Legion of Merit from the US. Board member since 25 June 2009.
Interest in Shares and Options	—	Nil
Special Responsibilities	—	Nil
Directorships held in other listed entities	—	South East Asia Advisory Board to Rolls Royce Plc (start date 1 July 2008). Chairman of the armed forces fund.

Mr Arun Bhatnagar		Director (Independent Non-executive)
Qualifications	—	Honours Degree in Economics (St. Stephen's College, Delhi)
Experience	—	Up to December 2009, Mr Bhatnagar was the chairman of the Government of India owned television and radio broadcaster, Prasar Bharti, at New Delhi. Prior to this, he was Secretary of the National Advisory Council, a body tasked with implementation of the National Common Minimum Program and to provide inputs in the formulation of policy and support to the government in its legislative business. During his long tenure with the government since 1966, Mr Bhatnagar has served as head or in

		senior positions in various ministries, amongst others the Ministries of Rural Development, Energy, Food and Personnel. He also served as Minister (Economic) in the Indian High Commission in London. Board member since 25 June 2009.
Interest in Shares and Options	—	Nil
Special Responsibilities	—	Chairman, Mission Biofuels India Pvt Limited
Directorships held in other listed entities	—	Nil
Mr Peter Torre		Director (Independent Non-executive)
Qualifications	—	Bachelor of Business, Chartered Accountant, Chartered Secretary and a member of the Institute of Company Directors.
Experience	—	Mr. Torre is the principal of the corporate advisory firm Torre Corporate which provides corporate secretarial services to a range of listed companies. Prior to establishing Torre Corporate, Mr Torre was a partner and Chairman of the National Corporate Services Committee of an internationally affiliated firm of Chartered Accountants working within its corporate services division for over nine years. Mr. Torre is the Company secretary of several ASX-listed companies, a Director of Neo Resources Limited and Mineral Commodities Limited and is one of the founding Directors of the charity organisation, “A Better Life Foundation WA”. Mr Torre was also formerly a Director of Carbine Resources Limited and CI Resources Limited. Board member since 29 September 2010.
Interest in Shares and Options	—	Nil
Special Responsibilities	—	NIL
Directorships held in other listed entities	—	1. Neo Resources Limited 2. Mineral Commodities Limited 3. Carbine Resources Limited and 4. CI Resources Limited

Mr Nathan Mahalingam		Managing Director/Group Chief Executive Officer (Executive)
Qualifications	—	Bachelor of Economics (Hons.) (University of Malaya) and MBA (Murdoch University, Western Australia).
Experience	—	Mr Mahalingam has over 25 years of management experience in banking and finance, heavy industries and infrastructure development. He has successfully implemented numerous start-up manufacturing operations in Malaysia during his tenure of service with a large Malaysian conglomerate. Between 1995 and 2000, he served as project director in the Westport Group, developers of one of Malaysia's largest privatised port and transhipment facility. Board member since incorporation of the Company (17 November 2005).
Interest in Shares and Options	—	612,956 ordinary shares in Mission NewEnergy Limited held personally and indirectly through Mission Equities Sdn Bhd, a company that Mr Mahalingam has a 34% interest in.
Performance Rights		Nil
Special Responsibilities	—	Managing Director/Group Chief Executive Officer of the company.
Directorships held in other listed entities	—	Nil
Mr Guy Burnett		Finance Director/Chief Financial Officer (Executive)
Qualifications	—	Member of the Institute of Chartered Accountants Australia
Experience	—	Mr Burnett, a Chartered Accountant, has had an impressive career as a Finance Professional in several large corporations. He first started work as a CA trainee and Audit manager in 1989 after completing a Bachelor of Commerce-Accounting degree at the University of Natal in South Africa. In mid 1996, Mr Burnett joined Umgeni Water, a large corporatized water utility in South Africa, as its Financial Accountant. He was promoted to the position of Financial Controller in mid 1999. He left Umgeni in 2004 to migrate to Western Australia with his family. Prior to joining the Company Mr Burnett was Manager: Corporate Accounting & Tax with

		Western Power where he had 27 direct and indirect reports. Prior to this Mr Burnett worked as Acting Financial Accountant for Water Corporation on a one year contract and served as a Manager with KPMG where he played a key role in assisting KPMG's clients in rolling out their IFRS accounting implementations. Board member since 6 April 2009.
Interest in Shares and Options	—	112,001[1] ordinary shares in Mission NewEnergy Limited, plus eligible for a further 6,000[2] performance rights issued under the group's performance rights scheme. See note 30 for further details.
Special Responsibilities	—	Finance Director, Director of Mission Biofuels India Pvt Limited Company Secretary of Mission NewEnergy Limited since 29 September 2010.
Directorships held in other listed entities	—	Nil

[1]The shares held include 33,334 ordinary shares gained through the exercise of performance rights on the 14 July 2011.
[2]The performance rights reflected in this report are after the exercise of 33,334 performance rights on 14 July 2011.

3. Meetings of Directors

During the financial year, 12 meetings of Directors (including Board sub committees) were held.
Attendance by each Director during the year were as follows

			Committee Meetings			
	Directors' Meetings		Audit & Risk Management Committee		Nomination & Remuneration Committee	
	A	B	A	B	A	B
Mr Dario Amara	6	6	5	5	3	3
Datuk Mohamed Zain Bin Mohamed Yusuf	6	6	5	5	3	3
Tan Sri Dato' Sri Mohd Anwar bin Haji Mohd Nor	6	6	5	5	3	3
Arun Bhatnagar	6	6	5	5	3	3
Mr Nathan Mahalingam	6	6	-	-	-	-
Mr Guy Burnett	6	6	-	-	-	-
Mr Peter Torre	6	6	5	5	3	3

A Number eligible to attend B Number attended

4. Insurance premium paid for Directors and Officers

The Company has paid an insurance premium in respect of a contract insuring each of the Directors of the Company named earlier in this report and the executive officers of the Company against liabilities and expenses, to the extent permitted by law, arising from claims made against them in their capacity as Directors and officers of the Company, other than conduct involving a wilful breach of duty in relation to the Company. Due to confidentiality clauses contained in the insurance policy the Limit of Liability and Premium paid has not been disclosed.

5. Unissued Shares under option

Unissued ordinary shares of Mission NewEnergy Ltd under option at the date of this report are:

Date options granted	Expiry date	Exercise price of options	Number under option
19 June 2009	1 May 2014	$15.00	1,995,009
17 November 2009	28 Aril 2014	$15.00	1,000,000

Unissued ordinary shares of Mission NewEnergy Ltd under the performance rights scheme at the date of this report are:

Date options granted	Expiry date	Exercise price of options	Number under option
28 September 2010	30 June 2013	NIL	1,600

All performance rights expire on the earlier of their expiry date or termination of the employee's employment. These performance rights were issued under the Mission Performance Rights Plan (described in note 30 to the financial statements) and have been allotted to individuals on condition that performance criteria of the Group are met before the individual become entitled to exercise the performance rights. These performance rights do not entitle the holder to participate in any share issue of the Company.

6. Company Secretary

Mr. Guy Burnett held the position of the company secretary from 29 September 2010. Mr Burnett is a Chartered Accountant. Mr Burnett previously held the position of Financial Controller for Umgeni Water, a large corporatized water utility in South Africa. He left Umgeni in 2004 to migrate to Western Australia with his family. Prior to joining the Company Mr Burnett was Manager: Corporate Accounting & Tax with Western Power. Prior to this Mr Burnett worked as Acting Financial Accountant for Water Corporation on a one year contract and served as a Manager with KPMG where he played a key role in assisting KPMG's clients in rolling out their IFRS accounting implementations.

7. Remuneration Report (Audited)

This report details the nature and amount of remuneration for each Director of Mission NewEnergy Limited and for the key management personnel.

Remuneration policy

The remuneration policy of Mission NewEnergy Limited is twofold:

- To create a remuneration structure that will allow Mission NewEnergy to attract, reward and retain qualified Executives and Non-Executive Directors who will lead Mission NewEnergy in achieving its strategic objectives
- To provide and motivate the Executives and Non-Executive Directors with a balanced and competitive remuneration

The specific objectives of the Executive Remuneration Policy are as follows:

- To motivate executive management to manage and lead the business successfully and to drive strong long-term organisational growth in line with the Group's strategy and business objectives,
- To drive successful organisational performance by incorporating an annual performance incentive and establish longer-term performance objectives,
- To further drive longer-term organisational performance through an equity-based reward structure,
- To make sure that there is transparency and fairness in executive remuneration policy and practices,
- To deliver a balanced solution addressing all elements of total pay [base-pay, incentive pay (cash and equity) and benefits],
- To make sure appropriate superannuation arrangements are in place for executives, and
- To contribute to appropriate attraction and retention strategies for executives.

The specific objectives of the Non-Executive Director remuneration policy are as follows:

- To attract and retain appropriately qualified and experienced Directors
- To remunerate Directors fairly having regard to their responsibilities, including providing leadership and guidance to management
- To build sustainable shareholder value by encouraging a longer-term strategic perspective, by not linking fees to the results of the Mission NewEnergy Group of Companies

The Board of Mission NewEnergy Limited believes the remuneration policy to be appropriate and effective in its ability to attract and retain the best executives and Directors to run and manage the Group, as well as create goal congruence between Directors, executives and shareholders.

The Board's policy for determining the nature and amount of remuneration for board members and senior executives of the Group is as follows:

The remuneration policy, setting the terms and conditions for the Executive Directors and other senior executives, was developed by the Nomination and Remuneration Committee and approved by the Board.

All executives are entitled to receive a base salary (which is based on factors such as length of service and experience), superannuation, fringe benefits, options and performance incentives.

The Nomination and Remuneration Committee review the executive packages annually by reference to the Group's performance, executive performance and comparable information from industry sectors.

The Directors and executives receive a superannuation guarantee contribution (or equivalent) required by the relevant government authority and do not receive any other retirement benefits.

All remuneration paid to Directors and executives is valued at the cost to the Company and expensed. Shares given to Directors and executives are valued as the difference between the market price of those shares and the amount paid by the Director or executive. Options are valued using the Black-Scholes methodology. Directors are not allowed to hedge their exposure to incentive remuneration.

In considering the Group's performance and benefits for shareholder wealth, the Board have regard to the following indices in respect of the current financial year and the previous four financial years:

	2012	2011	2010	2009	2008
Basic earnings/(loss) per share ($)	(0.70)	(3.50)	(20.76)	(12.00)	2.31
Dividends	-	-	-	-	-
Net profit/(loss) ($'000)	(6,205)	(21,670)	(97,800)	(23,755)	4,284
Share price ($)	0.15	4.9	13.00[3]	8.50	37.50

The board policy is to remunerate non-executive Directors at market rates for time, commitment and responsibilities. The Nomination and Remuneration Committee determines payments to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice was not sought during the financial year. The maximum aggregate amount of fees that can be paid to non-executive Directors is subject to approval by shareholders at the Annual General Meeting and is allocated to each non-executive Director based on responsibility, which include the Chairman of the Board, Chairman of the Audit and Risk Committee and Chairman of the Nomination and Remuneration Committee. Fees for non-executive Directors are not linked to the performance of the Group.

[3] 2010, 2009 and 2008 have been adjusted by the 50:1 share consolidation that took place in April 2011.

Key Management Personnel

The Company has defined the following classes of people as key management personnel:

- Non-executive Directors
- Executive Directors
- Management reporting directly to the Group Chief Executive Officer

Details of remuneration for the year ended June 2012

The remuneration for the key management personnel of the group during the year was as follows:

2012		Short term	Share based	Post employment		Proportion of remuneration performance related	Value of options and performance shares as a proportion of remuneration
	Salary	Non-cash Benefits	payments	Super Contribution	Total		
	$'000	$'000	$'000	$'000	$'000	%	%
Directors						-	-
Mr Dario Amara	100	-	-	9	109	-	-
Datuk Zain Yusuf	75	-	-	1	76	-	-
Mr Nathan Mahalingam	288	-	-	-	288	-	-
Admiral (Ret) Tan Sri Dato' Sri Mohd Anwar bin Haji Mohd Nor	50	-	-	1	51		
Mr Arun Bhatnagar	50	18	-	-	68	-	-
Mr Guy Burnett	218	-	-	20	238	-	-
Mr. Peter Torre	50	-	-	4	54	-	-
Key management personnel							
Kalaiselvan Somasundaram (Refining COO)[4]	-	-	-	-	-	-	-
Mr Samsudeen Ganny[5]	113	-	49	14	176	28%	28%
Mr Abu Bakar Bin Jani (non-executive Director of Mission Biofuels and Biotechnologies Sdn Bhd)[6]	13	-	-	-	13	-	-
Datuk Azizan Bin Abd Rahman (non-executive Director of Mission Biofuels and Biotechnologies Sdn Bhd)	19	-	-	-	19	-	-
Datuk Jaafar Abu Bakar (non-executive Director of Mission Biofuels and Biotechnologies Sdn Bhd)[7]	3	-	-	-	3	-	-
Mr James Garton (Group Head of Corporate Finance)	272	-	-	17	289	-	-
Mr Sinnasami Nadason (Group Plantation Advisor)	78	-	-	-	78		
TOTAL	**1,329**	**18**	**49**	**66**	**1,462**	**-**	**-**

[4] Mr Kalaiselvan resigned on 1 July 2011
[5] Mr Ganny joined the group on 1 July 2011
[6] Datuk Abu Bakar resigned on the 29 February 2012
[7] Datuk Jaafar resigned on 31 August 2011

2011

		Short term	Share based	Post employment		Proportion of remuneration performance related	Value of options and performance shares as a proportion of remuneration
	Salary	Non-cash Benefits	payments	Super Contribution	Total		
	$'000	$'000	$'000	$'000	$'000	%	%
Directors						-	-
Mr Dario Amara	100	-	-	9	109	-	-
Datuk Zain Yusuf	75	-	-	1	76	-	-
Mr Nathan Mahalingam	340	-	1,324	4	1,668	79%	-
Admiral (Ret) Tan Sri Dato' Sri Mohd Anwar bin Haji Mohd Nor	50	0	-	1	51		
Mr Arun Bhatnagar	50	15	-	-	65	-	-
Mr Guy Burnett	257	-	1,347	23	1,627	83%	83%
Mr. Peter Torre[8]	38	-	-	3	41	-	-
Key management personnel							
Kalaiselvan Somasundaram (Refining COO)	76	-	2	9	87	-	-
Subhas Patnaik (COO of Feedstock operations)[9]	38	-	-	-	38	-	-
Mr Abu Bakar Bin Jani (non-executive Director of Mission Biofuels and Biotechnologies Sdn Bhd)	20	-	-	-	20	-	-
Datuk Azizan Bin Abd Rahman (non-executive Director of Mission Biofuels and Biotechnologies Sdn Bhd)	20	-	-	-	20	-	-
Datuk Jaafar Abu Bakar (non-executive Director of Mission Biofuels and Biotechnologies Sdn Bhd)	20	-	-	-	20	-	-
Mr James Garton (Group Head of Corporate Finance)	311	-	572	23	906	63%	63%
Mr Sinnasami Nadason (Group Plantation Advisor)[10]	62	-	-	-	62		
TOTAL	**1,457**	**15**	**3,245**	**73**	**4,790**	-	-

[8] Mr. Torre joined the Group on 29th September 2010.
[9] Mr. Patnaik resigned from the Group on the 15th September 2010.
[10] Mr. Sinnasami Nadason joined the Group on 20 August 2010.

Options and performance rights are issued to Directors, executives and senior employees as part of their remuneration.
The following equity settled options and performance rights were issued to key executives and individuals who have a strategic impact on the business.

Equity settled Options

	Balance 1/7/2010	Balance after consolidation at 50:1[11]	Lapsed	Balance 30/6/2011	New issue	Balance 30/6/2012
Directors						
Guy Burnett[12]	1,750,000	35,000	(35,000)	-	-	-
Executive						
James Garton[13]	1,750,000	35,000	(35,000)	-	-	-
TOTAL	3,500,000	70,000	(70,000)	-	-	-

[11] Shareholders approved a share consolidation of 50:1 on 23 March 2011.
[12] Grant date was 19 October 2009, share price on grant date was $14.25, exercise price is $8.50, fair value at grant date was $7.97, volatility used was 125.35%, risk free rate used was 4.83%, the options expire on 30 June 2011. Prices adjusted to reflect the impact of the share consolidation.
[13] Grant date was 25 June 2009, share price on grant date was $9.25, exercise price is $8.5, fair value at grant date was $4.84, volatility used was 138.77%, risk free rate used was 4.16%, the options expire on 30 June 2011. Prices adjusted to reflect the impact of the share consolidation.

Equity settled Performance Rights

	Balance 30/6/2010	New Issue	Exercised	Lapsed before consolidation	Balance before consolidation of Performance rights	Balance after consolidation	Lapsed after consolidation	Balance 30/06/2011	New Issue	Exercised	Lapsed	Balance 30/06/2012	Vested and unexercised at 30/06/2012
Director													
Nathan Mahalingam	-	5,000,000[14]	(3,333,332)	-	1,666,668	33,334	-	33,334	-	(33,334)	-	-	-
Guy Burnett	1,000,000	5,000,000[15]	(3,733,332)		2,266,668	45,334	(6,000)	39,334	-	(33,334)	(6,000)	-	-
Executives													-
James Garton	6,000,000		(3,733,332)	-	2,266,668	45,334	(6,000)	39,334	-	(33,334)	(6,000)	-	-
Samsudeen Ganny	-	-	-	-	-	-	-	-	20,000[16]	(10,000)	(10,000)	-	-
Kalaiselvan Somasundaram	160,000	-	(40,000)	-	120,000	2,400	(2,400)	-	-	-	-	-	-
Total	**7,160,000**	**10,000,000**	**(10,839,996)**[17]	-	**6,320,004**	**126,402**	**14,400**	**112,002**	**20,000**	**110,002**[18]	**(22,000)**	-	-

Performance Rights

The performance conditions of the performance rights were chosen to encourage staff retention and to drive company performance. The achievement of the performance condition is deemed achieved if:

a) the employee is still in employment within the Group on the vesting date where the performance criteria is for service, and
b) measured against audited financial results where company performance is the vesting condition.

[14] Grant date was 6 July 2010, share price and fair value on grant date was $13.25. The performance rights vest in equal tranches at 1/7/2010, 31/12/2010 and 1/7/2011 for service.

[15] Grant date was 6 July 2010, share price and fair value on grant date was $13.25.The performance rights vest in equal tranches at 1/7/2010, 31/12/2010 and 1/7/2011 for service.

[16] Grant date was 1 July 2011, share price and fair value on grant date was $4.90. 10,000 of the performance rights vest on 31 December 2012 for service and 10,000 vest on 30 June 2012 if the refining operations are cash flow positive for the 2012 financial year.

[17] The weighted average exercise price was $11.21 for performance rights exercised in 2011.

[18] The weighted average exercise price was $5.47 for performance rights exercised in 2012.

Employment contracts of Directors and senior executives

The employment conditions of the Group Chief Executive Officer, Chief Financial Officer and the Head of Corporate Finance are formalised in contracts of employment, which the Directors consider to be on reasonable and commercial terms.

The employment agreements contain the following terms and conditions:

- standard leave entitlements; fixed terms of 3 years, with Mission NewEnergy able to terminate the employment prior to the expiration of the maximum term by giving 2 months' notice and;
    - a payment equivalent to 12 months salary for the Group Chief Executive Officer and
    - a payment equivalent to 3 months' salary for the Chief Financial Officer and Head of Corporate Finance, except in the case where termination is as a result of a change in control in the business where it will be 12 months' salary;
- employee able to do the same by giving 2 months notice;
- rights of summary dismissal are preserved;
- total remuneration is subject to yearly review, but an increase is not guaranteed;
- no provision for automatic bonus payments;
- no probationary periods; and
- cascading post employment restraints.

All other key personnel are on similar contracts but are not for a fixed term.

Voting and comments made at the company's 2011 Annual General Meeting
Mission NewEnergy Ltd received more than 97% of "yes" votes on its remuneration report for the 2011 financial year. The company did not receive any specific feedback at the AGM on its remuneration report.

8. Principal Activities

The principal activities of the group during the financial year were:

- 100,000 tpa Biodiesel Plant in Malaysia during the financial year
    - Due to uneconomic conditions and lack of visibility into further profitable sales contracts the refinery was put into care and maintenance in June 2012.
- 250,000 tpa Biodiesel Plaint in Malaysia
    - The 250,000tpa is under care and maintenance. In March 2012 Mission decided that due to being unable to reach a settlement with KNM Process Systems SDN BHD ("KNM") as it relates to the handover and final acceptance for Mission's 250,000 tpa biodiesel plant, the matter has been referred to arbitration.

- Feedstock establishment in India
    - The company has decided not to undertake further planting of Jatropha until yield from existing acreage is determined.
    - Mission continues to substantially downsize the feedstock operations.
- Downstream Palm Oil Joint Venture Project
    - To establish a new downstream palm oil and oleo-chemical complex in North Sumatra, which in the first stage was expected to consist of a 600,000 tpa edible oil refinery, a 250,000 tpa Methyl Ester ("biodiesel") plant and a 100,000 tpa Fatty Alcohol plant.
    - At this point in time, due to failure of performance of material obligations by PTPN111, the Joint Venture in Indonesia has been terminated. The company is in discussions with the Joint Venture partner in Indonesia and expects that this will result in the sale of its equity interests.
    -

Other than the items mentioned above there were no significant changes in the nature of the principal activities during the financial year.

9. Operating and Financial Review

Revenue for the Group amounted to $38.8 million (2011: $16.9 million). Net cash used in operating activities was A$4.9 million (2011: A$15.1 million). The net loss of the Group amounted to $6.1 million (2011: $21.7 million loss).

10. Review of Operations

Biodiesel Refining

Early in the financial year, Mission was pleased to announce that it commenced selling biodiesel into the Malaysian biodiesel mandate market. This represented a major milestone towards the full implementation of the Malaysian biodiesel mandate. During this ramp up period Mission supplied approximately 2,500 tonnes of biodiesel with an expectation that longer term sales contracts would be secured during the financial year. These longer term contracts did not materialise due to lack of visibility by the Malaysian Government on the completion of the roll-out of the full mandate as previously expected.

In addition to the implementation of the Malaysia biodiesel supply, Mission completed the contract to supply ISCC sustainability certified product after successfully delivering the final load in July 2011.

In August 2011 Mission signed a contract to supply sustainability-certified biodiesel to a global oil major. The six month contract commenced in January 2012 and was expected to generate revenue in excess of $40 million. Mission secured a US$10 million trade loan facility specifically to fund the ongoing production of biodiesel

pursuant to this contract. Under the terms of the trade loan, Mission placed the ownership of its 100,000 tpa refinery as collateral. The contract granted the customer the option to cancel monthly shipments and opt to pay Mission a fixed fee per cancelled shipment instead. In February, the customer, citing availability of cheaper supplies from elsewhere, cancelled the March and April shipments. In March 2012 the customer terminated all remaining shipments to be made under the 6 month contract. This resulted in a downgrading of contract revenue by 70% from an anticipated US$40 million to around US$12 million.

The unfavourable cost and price dynamics and competition from biodiesel produced in tax advantaged countries such as Argentina and Indonesia resulted in no further visibility on sales into Europe, Missions traditional biodiesel sales market.

Due to the restriction by the USA to sell palm based biodiesel into the USA, Mission continued to look for alternatives and developed an in-house improved palm oil supply chain process called "Mission g-Palm" that maximizes green house gas savings when producing g-Palm Biodiesel. Mission petitioned the U.S. Environmental Protection Agency for approval to sell the enhanced g-Palm oil based biodiesel into the USA. Despite the use of Mission's g-Palm biodiesel being welcomed in major European markets after demonstrating to regulatory authorities that it meets EU sustainability requirements, Mission has to date not received support from the USA

During the year, Mission continued to look for alternative sources of vegetable oils to provide economic vegetable oils for biodiesel production and announced the construction of a major vegetable oil waste material processing facility. The facility would recover palm oil from waste material in the palm oil refining process. The project was dependant on obtaining sufficient funds to construct which was not forthcoming and the project has been terminated.

Due to uneconomic conditions and lack of visibility into further profitable sales contracts the 100,000 tpa refinery was put into care and maintenance. The 250,000tpa is under care and maintenance of the EPCC contractor.

The refining unit made a marginal positive contribution from biodiesel production and by-product sales, however the low production volumes, prevented sufficient contribution towards covering the refineries overheads.

Mission's second refinery (250,000 tpa)

In March 2012 Mission decided that due to being unable to reach a settlement with KNM Process Systems SDN BHD ("KNM") as it relates to the final payment for Mission's 250,000 tpa biodiesel plant, the matter has been referred to arbitration.

Impairment of refinery assets

The Board reviews the carrying value of its refinery assets at each reporting date. At 30 June 2012 the Company continues to impair any additions to the refineries.

Upstream Feedstock Business

During the initial period of the financial year, Mission obtained the International Sustainability and Carbon Certification (ISCC) accreditation for its Jatropha contract farming model, a world first for any Jatropha business. This accreditation proved that Missions contract farming model could meet the strict criteria for sustainable production, as well as reduced emissions of greenhouse gases. The ISCC was developed to certify that biofuels, and biomass for biofuels are produced in compliance with recent EU legislation that requires all biofuels and biomass in Germany to be certified according to the EU-RED requirements. As part of this pilot certification process, a selection of Mission's Jatropha contract farmers in India underwent intensive audits to evaluate the sustainability of their farming practices and processes, as well as traceability of product produced within the supply chain. With this pilot certification Mission intended to continue to obtain certification for its entire contract farming operation.

In October 2011 the company materially completed its 2011 Jatropha tree planting season. In addition, Mission planted on a trial basis, high yielding varieties from third party Jatropha sapling suppliers.

In January 2012 the company materially completed the 2011 Jatropha harvest season. The harvest was significantly lower than company expectations and a detailed review of the company's operations was commenced in-light of its cash position and visibility on its Jatropha operations. The company believes that the lower than expected harvest season is a result of historically planting wild seed varieties which have large yield variability in its early years of growth before the trees mature. Based on external research, the Company expects maturity to be achieved in the seventh year after planting, however the Company is unable to confirm this based on internal finding. On average, the Company's current acreage was less than 3 years old. Based on this, management re-evaluated its productive acreage and yield expectations. The company expects that both productive acreage and yield estimates will be materially down-graded and awaits the completion of the 2012 harvest season in December 2012 to provide further clarity. The company has decided not to undertake further planting of Jatropha until yield from existing acreage is determined.

Mission continues to substantially downsize the feedstock operations.

Downstream Palm Oil Joint Venture Project

During the financial year Mission acquired an 85% stake in Oleovest Pte Ltd, a company incorporated in Singapore. Oleovest is a special purpose company which has a 70% equity stake in PT Sinergi Oleo Nusantara ("PTSON"), a newly formed joint venture company in Indonesia which is 30% owned by PT Perkebunan Nusantara III ("PTPN III"). Under the Joint Venture Agreement, PTSON was to establish a new downstream palm oil and oleo-chemical complex (being an established and rateable business) in North Sumatra, which in the first stage was expected to consist of a 600,000 tpa edible oil refinery, a 250,000 tpa Methyl Ester ("biodiesel") plant and a 100,000 tpa Fatty Alcohol plant. At this point in time, due to failure to meet material obligations by PTPN 111, the Joint Venture in Indonesia has been terminated. The company is in discussions with the Joint Venture partner in Indonesia and expects that this will result in the sale of its equity interests.

Wind farm business

The two windmills owned by the Company of 1.65 MW each, generated and sold under a Power Purchase Agreement 6,253,671 kwh during the twelve months to 30 June 2012.

Capital Markets and Funding

In September 2011 Mission settled the outstanding Series One convertible notes for a cash payment of A$5 million. The Series One convertible notes represented a $15 million liability that was due in May 2012. Due to the early repayment Mission has settled the debt at a substantial A$10 million discount.

Also in September 2011 Mission received a letter from The Nasdaq Stock Market ("Nasdaq") indicating that Mission was not in compliance with the minimum Market Value of Listed Securities ("MVLS") on the Nasdaq Global Market because Mission's MVLS is below The Nasdaq Global Market minimum requirement of $50,000,000.

In May 2012, Missions securities traded on the Nasdaq were suspended from trading and the process was commenced to delist the Company's securities from the Nasdaq exchange. The Company's securities were formally delisted from Nasdaq in July 2012.

11. Financial Position

The Group incurred an operating loss for the year ended 30 June 2012 of $6.1 million (2011: $21.7 million), with net cash used in operating activities of $4.9 million (2011: 15.1 million). At balance date, the current assets less current liability surplus was $5.3 million (2011: $7.2 million) and the net asset deficiency $24.4 million (2011: $29.7 million). The net asset deficiency is primarily as a result of the impairment of the majority of the refinery assets during the current and previous financial years (refer to note 5a).

During the financial year, the Company has paid A$5 million to fully settle the series one convertible note liability of A$15 million shown in current liabilities at 30 June 2011. At 30 June 2012, the Company has a non-current liability for the series two convertible notes of A$32.8 million (nominal value).

As announced to the market on the 17th August 2012, a debt funding package has been agreed in principle with SLW International, LLC (SLW) a substantial convertible note holder, to provide the Group with a US$5 million line of credit facility. The facility is conditional on the restructure of the Group's existing convertible note debt whereby each existing convertible note will be exchanged for a new convertible note. Please refer to the Subsequent events note (Note 34) for further information on this transaction. The restructure of the convertible note debt is subject to shareholder approval. The Group has appointed an independent expert to review whether the transaction is fair and reasonable to shareholders (as required by the ASX listing rules), in order to be able to recommend the transaction to shareholders. The Independent Expert's Report and notice of meeting are close to final form. Please

refer to the subsequent events section for details of an application lodged with the Takeovers Panel in regard to this funding arrangement. At the date of this report, the Takeovers Panel has not yet decided whether to conduct proceedings in relation to this matter.

The Directors believe that at the date of this report the Group has sufficient financial resources at 30 June 2012 to meet its committed financial liabilities.

The Financial Statements have been prepared on a going concern basis which has been assessed based on detailed cash flow forecasts extending out twelve months from the date of this financial report. The cash flow forecasts from operations are based on the forecast cash flows required to sustain the business and cash on hand at 30 June. The cash flow forecasts do not take into account any capital commitments as these are not foreseen to be payable within the forthcoming twelve months.

The ability of the Group to continue as a going concern in the ordinary course of business and to achieve the business growth strategies and objectives is dependent upon the ability of the Group to do a sufficient combination of the following things to enable its commitments to be met:

- Obtain shareholder approval for the proposed funding and restructure arrangements with SLW.
- Failing approval of the SLW arrangements, raise debt or equity funding from other sources.
- Generate positive cash flows from operations.
- Raise cash through sale of assets and recovery of receivables.
- Reduce cash outflows through cost control measures.

The Directors consider that there are reasonable grounds to expect that the Group will be able to meet its commitments through the measures listed above, and accordingly have prepared the financial report on a going concern basis in the belief that the Group will realise its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated in the financial report. However, should the Group not be successful in the matters discussed above, there is material uncertainty whether the Group will be able to continue as a going concern.

12. Dividends Paid or Recommended

No dividends have been paid or declared for payment.

13. Events subsequent to reporting date

Other than the matters mentioned below, there have been no significant subsequent events up until the date of signing this Financial Report.

Mission, through its subsidiary, Oleovest PL, has served a notice of termination to PT Perkebunan Nusantara III ("Persero") ("PTPN III") an Indonesian state owned enterprise for breach of material obligations under the Joint Venture & Shareholders' Agreement.

Mission was formally de-listed from the NASDAQ Global Market. Mission continues to trade on the Australian Stock Exchange (ASX) under the symbol "MBT".

A debt funding package as referred to above has been agreed in principle with SLW International, LLC (SLWI) a substantial convertible note holder, to provide the company with a US$5 million line of credit facility ("Facility"). The Facility is conditional on, amongst other things, the restructure of the company's existing convertible note debt. The restructure of the convertible note debt is subject to shareholder approval. The Notice of Meeting to Shareholders will require an opinion from an Independent Expert on whether the restructure is fair and reasonable to shareholders.

Under the terms of the Facility, the company may draw up to US$5 million over the 24 month term of the Facility. At maturity or default, the company must repay the principal amount outstanding plus twenty five percent of the maximum principal amount reached during the term of the Facility, or US$1 million, whichever is greater. The Facility will be secured through a first priority security over all assets of the company, and if required by the lender, the company's subsidiaries and (or alternatively) security over the shares of the subsidiaries of the company, and the Facility may not be used for any capital expenditure or debt service. Funds will be advanced in one or more tranches as agreed by the lender and all payments by the company of any material amount shall be subject to lender approval. In addition to certain restrictions on activities of the company, the company shall be obligated to repay all or part of the then outstanding amount upon the receipt by the company or its subsidiaries of funds related to the sale or other disposal of any material assets. No such sale or disposal of assets may occur without the express and written prior approval of the lender. The lender will have the right to appoint a Director to the Board and the company is required to maintain the ongoing employment of Mr. Nathan Mahalingam as Chief Executive Officer.

The company has agreed to deal exclusively with the lender for funding while completing the conditions to close, which include finalising definitive Facility documentation, definitive security documentation, shareholder approval, no material adverse change in respect of Mission's operations and the restructure of the convertible note debt. The Facility requires that each existing convertible note is restructured by way of an exchange offer whereby each existing convertible note will be exchanged for a new convertible note. The key difference between an existing convertible note and a new convertible note is that the new note will bear no coupon/interest payments, will have a conversion ratio of one note to four hundred and thirty three ordinary shares and the condition that any proceeds from the sale of material assets will be first applied on a pro-rata basis towards settlement of the principal amount outstanding under the new convertible notes.

If the Convertible Note restructure is successful all further interest payment obligations of the company under the existing convertible notes would be removed and further, if the new convertible notes were to be converted to equity, the company would no longer be liable to repay its debt under such convertible notes which currently totals more than A$32 million. Instead of repaying the notes, the Company would issue approximately 219 million shares equal to approximately ninety six percent of the total issued shares of the company following the issue.

The Board has approved management to sell non-core assets. At the date of this report, a sale and purchase agreement to sell the Refining office has been signed.

On 19 September 2012, a shareholder filed an application with the Takeovers Panel, seeking an interim order that Mission not proceed with the finalisation of the SLW definitive facility documents and definitive security documentation (as referred to above in the Financial Position section), until the Panel application is dealt with and a final order that, the term sheet be cancelled, or alternatively cancelled to the extent that it requires Mission to deal exclusively with SLW for funding and restricts Mission from dealing with its assets. The Company has agreed to not proceed with finalisation of definitive facility documents and definitive security documentation and to not dispatch to Mission shareholders any notice of meeting relating to seeking shareholder approval for the proposed convertible note restructure announced to the Australian Securities Exchange on 17 August 2012 until the Takeover Panel application is dealt with. At the date of this report the Takeover Panel yet decided whether to conduct proceedings in relation to this matter.

14. Significant Changes in State of Affairs

There have been no significant changes to the state of affairs up to the date of signing this Financial Report.

15. Future developments, Prospects and Business Strategies

The company is focused on maximizing shareholder value through operation or divestment of assets.

The company intends to keep its Malaysian assets in care and maintenance while awaiting a favourable change in operating conditions or if deemed to be economically beneficial to shareholders may sell the assets for an equity position in a related company or for substantial cash value.

While awaiting the result of this-years Jatropha harvest in December 2012, the company intends to either sell or seek a joint venture partner for its contract farming operations, such that no further capital is required to fund the operation. All non-contract farming assets in India are to be sold.

The company will work with the Indonesian Joint Venture partners to seek a way forward with the Indonesian Oleo-chemical project. The company is reviewing its position in the Joint Venture in Indonesia and expects that this will result in the sale of its equity interests.

The company will continue to look at other related opportunities and projects on a continued basis, which are expected to create synergies with existing projects to enhance shareholder value, including potential reverse merger opportunities.

16. Proceedings on behalf of the Company

No person has applied for leave of Court to bring proceedings on behalf of the company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings. The company was not a party to any such proceedings during the year.

17. Rounding off

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors' report have been rounded off to the nearest thousand dollars, unless otherwise stated.

18. Non audit services

The Board of Directors, in accordance with advise from the audit and risk committee, is satisfied that the services disclosed below did not compromise the external auditor's independence for the following reasons:

- All non-audit services are reviewed and approved by the audit and risk committee prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor, and
- The nature of the services provided does not compromise the general principles relating to auditor independence in accordance with APES 110: Code of Ethics for professional Accountants set by the Accounting Professional and Ethics Standards Board.

The Group's auditors have provided other assurance services during the year. Refer to Note 10 for details of amounts paid to the Group's auditors during the year

19. Environmental legislation

Mission NewEnergy Ltd operations are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory in Australia.

20. The lead auditor's independence declaration

The lead auditor's independence declaration, in accordance with S307C of the Corporations Act 2001 for the year ended 30 June 2012 has been received and can be found on page 33 of the Directors' Report.

Signed in accordance with a resolution of the Board of Directors.

Nathan Mahalingam
Group Chief Executive Officer
Date: 28 September 2012

Grant Thornton

Grant Thornton Audit Pty Ltd
ABN 91 130 913 594
ACN 130 913 594

10 Kings Park Road
West Perth WA 6005
PO Box 570
West Perth WA 6872

T +61 8 9480 2000
F +61 8 9322 7787
E info.wa@au.gt.com
W www.grantthornton.com.au

Auditor's Independence Declaration
To the Directors of Mission NewEnergy Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the audit of Mission NewEnergy Limited for the year ended 30 June 2012, I declare that, to the best of my knowledge and belief, there have been:

a no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b no contraventions of any applicable code of professional conduct in relation to the audit.

GRANT THORNTON AUDIT PTY LTD
Chartered Accountants

M J Hillgrove
Partner - Audit & Assurance

Perth, 28 September 2012

CONSOLIDATED GROUP INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2012

	Note	2012 $'000	2011 $'000
Sales revenue	7	27,289	13,557
Other income	7	11,016	2,869
Total revenue		**38,305**	**16,426**
Changes in Inventory		(4,759)	5,090
Cost of materials	8a	(21,715)	(18,959)
Employee benefits expense	8b	(4,186)	(7,527)
Net foreign exchange gains/(losses)		340	(1,769)
Consultants' expenses		(692)	(328)
Impairment	5a	(5,676)	(5,169)
Shareholder expenses		(252)	(125)
Travel expenses	8e	(691)	(766)
Research and development		(11)	(168)
Rental expenses		(199)	(176)
Other expenses	8c	(2,907)	(2,493)
Depreciation and amortisation expenses		(384)	(396)
Finance Cost – amortisation	8d	(1,084)	(2,382)
Finance costs		(2,159)	(2,483)
Profit/(loss) before income tax		**(6,070)**	**(21,225)**
Income tax (expense)/benefit	9	(16)	1
Net (loss)/profit before non-controlling interest		**(6,086)**	**(21,224)**
Profit/(Loss) attributable to non-controlling interests		68	-
Net (loss)/profit attributable to members of the parent entity from continuing operations		**(6,018)**	**(21,224)**
Loss for the year from discontinued operations	36	(112)	(446)
Loss for the year		**(6,130)**	**(21,670)**
Basic earnings/(loss) per share ($)	11	(0.69)	(3.50)
Diluted earnings/(loss) per share ($)	11	(0.69)	(3.50)

The accompanying notes form part of this financial report

CONSOLIDATED GROUP STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 30 JUNE 2012

	2012 $'000	2011 $'000
(Loss)/Profit for the period	(6,130)	(21,670)
Other comprehensive income		
Exchange differences on translating foreign operations	(195)	(1,917)
Gain on convertible note restructure	-	3,209
Gain on settlement of Series 1 convertible note	1,473	-
Effective portion of change in fair value of cash flow hedge	(39)	39
Other comprehensive income/(loss) for the period net of tax	1,239	1,331
Total comprehensive (loss) for the period attributable to the parent	(4,891)	(20,339)
Attributable to non-controlling equity interests	(68)	-
Total comprehensive (loss) for the period	(4,959)	(20,339)

The accompanying notes form part of this financial report

CONSOLIDATED GROUP STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2012

	Note	2012 $'000	2011 $'000
CURRENT ASSETS			
Cash and cash equivalents	12	1,456	15,761
Trade and other receivables	13	4,225	6,583
Biological assets	14	-	88
Inventories	15	1,192	6,242
Other financial assets	16	581	178
Other assets	20	204	354
Current tax assets	23	24	30
Total current assets		7,682	29,236
Non-current assets held for sale	36	2,286	-
NON-CURRENT ASSETS			
Property, plant and equipment	18	681	6,660
Intangible assets	19	-	-
Deferred tax assets	23	-	-
Other Assets	20	54	702
Total non-current assets		735	7,362
TOTAL ASSETS		10,703	36,598
CURRENT LIABILITIES			
Trade and other payables	21	2,175	7,059
Financial Liabilities	22	83	14,907
Short-term provisions		104	93
Total current liabilities		2,362	22,059
Liabilities included in disposal group held for sale	36	1,567	-
NON-CURRENT LIABILITIES			
Financial liabilities	22	31,215	44,287
Deferred tax liabilities	23	-	-
Total non-current liabilities		31,215	44,287
TOTAL LIABILITIES		35,144	66,346
NET ASSETS (DEFICIT)		(24,441)	(29,748)

EQUITY			
Issued capital	24	110,320	96,801
Reserves	25	5,684	9,171
Retained earnings (Accumulated losses)		(140,377)	(135,720)
Non-controlling Interests	35	(68)	-
Total Equity (Deficiency)		(24,441)	(29,748)

The accompanying notes form part of these financial statements.

CONSOLIDATED GROUP STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2012

	Ordinary Share Capital	Retained Earnings (Accumulated Losses)	Share Based Payments Reserve	Foreign Currency Translation Reserve	Convertible Notes Reserve	Cash flow hedge reserve	Non-controlling Interests	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Balance as at 30 June 2010	**76,634**	**(117,259)**	**1,541**	**244**	**9,146**	**-**	**6**	**(29,688)**
Changes in Convertible note reserve due to restructure[19]	-	3,209	-	-	(3,209)	-	-	-
Profit/(Loss) attributable to members of parent entity	-	(21,670)	-	-	-	-	-	(21,670)
Other comprehensive income	-	-	-	(1,917)	-	39	-	(1,878)
Pro-rata expenses for options and performance rights	-	-	3,327	-	-	-	-	3,327
Issue of New Shares	20,167	-	-	-	-	-	-	20,167
Elimination of non-controlling interest after purchase of shares	-	-	-	-	-	-	(6)	(6)
Balance as at 30 June 2011	**96,801**	**(135,720)**	**4,868**	**(1,673)**	**5,937**	**39**	**-**	**(29,748)**

[19] The restructure was completed in April 2011 where the majority of note holders agreed to extend the maturity date of the convertible note from May 2012 to May 2014 with a change in the conversion ratio from 1:1 to 1:4.

	Ordinary Share Capital	Retained Earnings (Accumulated Losses)	Share Based Payments Reserve	Foreign Currency Translation Reserve	Convertible Notes Reserve	Cash flow hedge reserve	Non-controlling Interests	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Gain on settlement of Series 1 Convertible Note	-	1,473	-	-	(2,254)	-	-	(781)
Gain on conversion of convertible notes to equity	-	-	-	-	(1,038)	-	-	(1,038)
(Loss) attributable to members of parent entity	-	(6,130)	-	-	-	-	-	(6,130)
Other comprehensive income	-	-	-	(195)	-	(39)	-	(234)
Conversion of convertible notes to equity	13,239	-	-	-	-	-	-	13,239
Expenses for options and performance rights	-	-	39	-	-	-	-	39
Issue of Shares to Advisory Board	280	-	-	-	-	-	-	280
Non-controlling interest	-	-	-	-	-	-	(68)	(68)
Balance as at 30 June 2012	**110,320**	**(140,377)**	**4,907**	**(1,868)**	**2,645**	**-**	**(68)**	**(24,441)**

CONSOLIDATED GROUP STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2012

	Note	2012 $'000	2011 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		32,232	10,128
Payments to suppliers and employees		(35,374)	(22,494)
Interest received		289	161
Finance costs		(2,023)	(2,909)
Income tax paid		5	25
Net cash (used in) operating activities	29	(4,871)	(15,089)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(615)	(3,957)
Proceed from sale of equipment		170	-
Release of performance bond and deposits		103	-
Acquisition of subsidiary		(950)	-
Advance to related entity		(2,676)	-
Investment in held to maturity investment and deposits		-	(137)
Net cash (used in) investing activities		(3,968)	(4,094)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from share issue (net of costs)		-	20,167
(Repayments)/proceeds from borrowings		(5,461)	(527)
Net cash provided by financing activities		(5,461)	19,640
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(14,300)	457
Cash and cash equivalents at beginning of the financial year		15,761	17,155
Effects of exchange rate fluctuations of cash held in foreign currencies		(5)	(1,851)
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	12	1,456	15,761

The accompanying notes form part of these financial statements.

**NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)**

1. Nature of operations and general information

Mission NewEnergy Limited is a company domiciled in Australia (ACN: 117 065 719) and:

- listed on the ASX (MBT) with its operations in Malaysia, Indonesia and India;
- that owns and operated a 100,000 tpa (approx. 30 million gallons p.a.) biodiesel plant at Kuantan in Malaysia producing biodiesel;
- that is in the process of finalising the transfer of a 250,000 tpa (approx. 75 million gallons p.a.) trans-esterification plant constructed by KNM Process Systems Sdn Bhd to Mission. In March 2012 Mission decided that due to being unable to reach a settlement with KNM Process Systems SDN BHD ("KNM") as it relates to the handover and final acceptance for Mission's 250,000 tpa biodiesel plant, the matter has been referred to arbitration.;
- that is reassessing the viability of its upstream feedstock business in India;
- that owns two wind energy turbines of 1.65 MW each in India which sell electricity to a Western Indian utility under a 13 year power purchase agreement.

2. Basis of preparation

Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (AASB's) (including Australian interpretations) issued by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. The consolidated financial report of the Group complies with International Financial Reporting Standards (IFRSs) and Interpretations issued by the International Accounting Standards Board (IASB). Mission NewEnergy Limited is a for-profit entity for the purpose of preparing the financial statements.

Basis of measurement

The financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied. All amounts shown are in Australian dollars ($A) unless otherwise stated.

The financial statements have been prepared on a going concern basis. The ability of the Group to continue as a going concern and pay its debts as and when they fall

due is dependent on the continued support of its investors, bankers, suppliers and its customer base.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.

The Group has applied amendments to the Corporation Act (2001) that remove the requirement for the Group to lodge parent entity financial statements. Parent entity financial statements have been replaced by the specific parent entity disclosures in Note 33.

Going Concern

The Group incurred an operating loss for the year ended 30 June 2012 of $6.1 million (2011: $21.7 million), with net cash used in operating activities of $4.9 million (2011: 15.1 million). At balance date, the current assets less current liability surplus was $5.3 million (2011: $7.2 million) and the net asset deficiency $24.4 million (2011: $29.7 million). The net asset deficiency is primarily as a result of the impairment of the majority of the refinery assets during the current and previous financial years (refer to note 5a).

During the financial year, the Company has paid A$5 million to fully settle the series one convertible note liability of A$15 million shown in current liabilities at 30 June 2011. At 30 June 2012, the Company has a non-current liability for the series two convertible notes of A$32.8 million (nominal value).

As announced to the market on the 17th August 2012, a debt funding package has been agreed in principle with SLW International, LLC (SLW) a substantial convertible note holder, to provide the Group with a US$5 million line of credit facility. The facility is conditional on the restructure of the Group's existing convertible note debt whereby each existing convertible note will be exchanged for a new convertible note. Please refer to the Subsequent events note (Note 34) for further information on this transaction. The restructure of the convertible note debt is subject to shareholder approval. The Group has appointed an independent expert to review whether the transaction is fair and reasonable to shareholders (as required by the ASX listing rules), in order to be able to recommend the transaction to shareholders. The Independent Expert's Report and notice of meeting are close to final form. Please refer to the subsequent event section for details of an application lodged with the Takeover Panel in regard to this funding arrangement, which at the date of this report is yet to be ruled upon.

The Directors believe that at the date of this report the Group has sufficient financial resources at 30 June 2012 to meet its committed financial liabilities.

The Financial Statements have been prepared on a going concern basis which has been assessed based on detailed cash flow forecasts extending out twelve months from the date of this financial report. The cash flow forecasts from operations are

based on the forecast cash flows required to sustain the business and cash on hand at 30 June. The cash flow forecasts do not take into account any capital commitments as these are not foreseen to be payable within the forthcoming twelve months.

The ability of the Group to continue as a going concern in the ordinary course of business and to achieve the business growth strategies and objectives is dependent upon the ability of the Group to do a sufficient combination of the following things to enable its commitments to be met:

- Obtain shareholder approval for the proposed funding and restructure arrangements with SLW.
- Failing approval of the SLW arrangements, raise debt or equity funding from other sources.
- Generate positive cash flows from operations.
- Raise cash through sale of assets and recovery of receivables.
- Reduce cash outflows through cost control measures.

The Directors consider that there are reasonable grounds to expect that the Group will be able to meet its commitments through the measures listed above, and accordingly have prepared the financial report on a going concern basis in the belief that the Group will realise its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated in the financial report. However, should the Group not be successful in the matters discussed above, there is material uncertainty whether the Group will be able to continue as a going concern.

Functional and Presentation currency

The consolidated financial statements are presented in Australian Dollars. The functional currencies of the operating units are as follows:

- Refining operations - Malaysian Ringgit
- Feedstock operations – Indian Rupee
- Downstream Palm Oil Joint Venture Project – Indonesian Rupiah
- USA operations - United States Dollar
- Other – Australian Dollar.

The Board of Directors approved this financial report on 28 September 2012.

3. Statement of Significant Accounting Policies

Except where stated, these accounting policies have been consistently applied by each entity in the Group and are consistent with those of the previous year.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

a. Principles of Consolidation

The consolidated financial statements comprise the financial statements of Mission NewEnergy Limited and its subsidiaries, as defined in Accounting Standard AASB 127 'Consolidated and Separate Financial Statements'. These include Mission Biotechnologies Sdn Bhd (MBTSB), Mission Biofuels Sdn Bhd, Enviro Mission Sdn Bhd, Mission Agro Energy Limited Mission, Biofuels (India) Pvt Limited, Oleovest PL, Scarborough Beach Holdings, Inc., PJ Trading, LLC, and PJ Trading Pennsylvania, LLC.

A list of controlled and jointly controlled entities with details of acquisitions and disposals is contained in Note 17 to the financial statements. All controlled entities have a 30 June financial year-end.

All inter-company balances and transactions between entities in the Consolidated Group, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies applied by the parent entity.

Where controlled entities have entered or left the Consolidated Group during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Non-controlling interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

b. Business combinations

The Group applies the acquisition method in accounting for business combinations. The consideration transferred by the Group to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Group, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred. The Group recognises identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognised in the acquiree's financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values. Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of a) fair value of consideration transferred, b) the recognised amount of any non-controlling interest in the acquiree and c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount (i.e. gain on a bargain purchase) is recognised in profit or loss immediately.

c. Income Tax

The charge for current income tax expense is based on the profit/(loss) for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the reporting date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Group will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

d. Inventories

Inventories are measured at the lower of cost and net realisable value.

e. Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost less, where applicable, any accumulated depreciation and impairment losses.

The cost of fixed assets constructed within the Group includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

f. Depreciation

The depreciable amount of all fixed assets including buildings and capitalised leased assets, but excluding freehold land, is depreciated on a straight-line basis over their useful lives commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

Class of Fixed Asset	Depreciation Rate
Buildings	5%
Leasehold improvements	10%
Machinery and equipment	10%
Biodiesel Plant	5%
Computer equipment	20% - 33%
Motor Vehicles	20%
Office equipment	10%
Leased plant and equipment	10%
Windmills	4.75%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement.

g. Leases

Leases of fixed assets, where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that is transferred to entities in the Group, are classified as finance leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Leased assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

h. Financial Instruments

Recognition

Financial instruments are initially measured at fair value on trade date, which includes transaction costs (except where the instrument is classified as 'fair value through profit or loss' in which case transaction costs are expensed to profit or loss immediately), when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management and within the requirements of AASB 139: Recognition and Measurement of Financial Instruments. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Compound financial instruments (Convertible Notes)

Compound financial instruments issued by the Group comprise convertible notes that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value. The liability component of a compound financial instrument is recognised initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognised initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognised in profit or loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognised on conversion.

Held-to-maturity investments

These investments have fixed maturities, and it is the Group's intention to hold these investments to maturity. Any held-to-maturity investments held by the Group are stated at amortised cost using the effective interest rate method.

Available-for-sale financial assets

Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost.

Fair value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm's length transactions, reference to similar instruments and option pricing models.

Hedge accounting

The Group holds derivative financial instruments to hedge its foreign currency exposures. On initial designation of the derivative as the hedging instrument, the Group formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be "highly effective" in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to hedged risk, and whether the actual results of each hedge are within a range of 80 - 125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported profit or loss. Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are accounted for as described below.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognised in other comprehensive income and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognised

immediately in profit or loss. When the hedged item is a non-financial asset, the amount recognised in equity is included in the carrying amount of the asset when the asset is recognised. In other cases the amount accumulated in equity is reclassified to profit or loss in the same period that the hedged item affects profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the balance in equity is reclassified in profit or loss.

Impairment of financial assets

At each reporting date, the Group assesses whether there is objective evidence that a financial instrument has been impaired. Impairment losses are recognised in the income statement.

i. Impairment of non-financial Tangible and Intangible Assets

At each reporting date, the Group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed at each reporting date for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

j. Intangibles

Goodwill

Goodwill on consolidation is initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

k. Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Development costs have a finite life and will be amortised on a systematic basis matched to the future economic benefits over the useful life of the project. As the

development phase is still in progress, amortisation has not commenced. The estimated useful life of this asset will be determined when the development stage is complete.

l. Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the Group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Group companies

The financial results and position of foreign operations whose functional currency is different from the Group's presentation currency are translated as follows:

- assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
- income and expenses are translated at average exchange rates for the period where this is not materially different from the rate at the date of the transaction; and
- retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group's foreign currency translation reserve in the statement of financial position. These differences are recognised in the income statement in the period in which the operation is disposed.

m. Employee Benefits

Provision is made for the company's liability for employee benefits arising from services rendered by employees to reporting date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Equity-settled compensation

Equity settled share-based payments are measured at fair value at the date of grant. Fair values of options are measured using the Black Scholes model. Fair value of performance rights are based on the closing share price on the date of grant. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations. The fair value determined at the grant date of the equity settled share share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

n. Payables

Trade payables and other accounts payable are recognised when the Group becomes obliged to make future payments resulting from the purchase of goods and services.

o. Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

p. Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the statement of financial position.

q. Revenue

Revenue from the sale of goods is recognised upon the delivery of goods to customers, when reasonable certainty exists that such revenues will be realised and the risks and rewards of ownership have been transferred.

The change in the fair value of biological assets (refer accounting policy 3v) is recognised in revenue in the period in which the change in fair value occurs.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers

All revenue is stated net of the amount of goods and services tax (GST).

r. Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is necessary to complete and prepare the asset for its intended use. Other borrowing costs are expensed in the period in which they are incurred.

s. Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST

Cash flows are presented in the statement of cash flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows

t. Government Grants

Government grants are recognised at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognised as income over the periods necessary to match the grant to the costs they are compensating. Grants relating to assets are credited to deferred income at fair value and are credited to income over the expected useful life of the asset on a straight-line basis.

u. Rounding of Amounts

The parent entity has applied the relief available to it under ASIC Class Order 98/100 and accordingly, unless otherwise stated, amounts in the financial report and directors' report have been rounded off to the nearest $1,000

v. Non-current assets held for sale

Non-current assets held for sale are measured at the lower of cost or fair value less cost top sell when the assets is available for immediate sale and expected to be sold within 12 months. No depreciation is recorded over the assets held for sale.

Liabilities are classified as 'held for sale' and presented as such in the statement of financial position if they are directly associated with a disposal group.

w. Biological assets

Biological assets, in the form of Jatropha Curcas saplings, are measured at fair value less estimated point of sale costs, with the changes in fair value during the period recognised in the Income Statement. Points of sale costs include all costs that would be necessary to sell the asset.

4. New standards and interpretations not yet adopted

New/revised pronouncement	**Superseeded pronouncement**	**Explanation of amendments**	**Effective date (i.e. annual reporting periods ending on or after)**	**Likely impact**
AASB 9 Financial Instruments (December 2010)	AASB 139 Financial Instruments: Recognition and Measurement (in part)	AASB 9 introduces new requirements for the classification and measurement of financial assets and liabilities. These requirements improve and simplify the approach for classification and measurement of financial assets compared with the requirements of AASB 139. The main changes are: (a) Financial assets that are debt instruments will be classified based on (1) the objective of the entity's business model for managing the financial assets; and (2) the characteristics of the contractual cash flows. (b) Allows an irrevocable election on initial recognition to present gains and losses on investments in equity instruments that are not held for trading in other comprehensive income (instead of in profit or loss). Dividends in respect of these investments that are a return on investment can be recognised in profit or loss and there is no impairment or recycling on disposal of the instrument. (c) Financial assets can be designated and measured at fair value through profit or loss at initial recognition if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities, or recognising the gains and losses on them, on different bases. (d) Where the fair value option is used for financial liabilities the change in fair value	31 December 2015 Note that the IASB deferred the mandatory effective date from annual periods beginning on or after 1 January 2013 to annual periods beginning on or after 1 January 2015. This was announced by the IASB in December 2011, but has not yet been released by the AASB.	Minimal impact expected on the Group, however depending on assets held, there may be movement of assets between fair value and amortised cost categories, and ceasing of impairment testing on available-for-sale financial assets. If the entity holds any financial liabilities at fair value, the portion of the fair value gain or loss attributable to 'own credit risk' will be incorporated in OCI, rather than profit or loss.
AASB 10 Consolidated Financial Statements	AASB 127 AASB Int 112	AASB 10 establishes a revised control model that applies to all entities. It replaces the consolidation requirements in AASB 127 *Consolidated and Separate Financial Statements* and AASB Interpretation 112 *Consolidation – Special Purpose Entities*. The revised control model broadens the situations when an entity is considered to be controlled by another entity and includes additional guidance for applying the model to specific situations, including when acting as an agent may give control, the impact of potential voting rights and when holding less than a majority voting rights may give 'de facto' control. This is likely to lead to more entities being consolidated into the group.	31 December 2013	Minimal impact expected on the group.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

New/revised pronouncement	Superseeded pronouncement	Explanation of amendments	Effective date (i.e. annual reporting periods ending on or after)	Likely impact
AASB 11 Joint Arrangements	AASB 131 AASB Int 113	AASB 11 replaces AASB 131 Interests in Joint Ventures and AASB Interpretation 113 Jointly- controlled Entities – Non-monetary Contributions by Ventures. AASB 11 uses the principle of control in AASB 10 to define joint control, and therefore the determination of whether joint control exists may change. In addition, AASB 11 removes the option to account for jointly-controlled entities (JCEs) using proportionate consolidation. Instead, accounting for a joint arrangement is dependent on the nature of the rights and obligations arising from the arrangement. Joint operations that give the venturers a right to the underlying assets and obligations themselves are accounted for by recognising the share of those assets and liabilities. Joint ventures that give the venturers a right to the net assets are accounted for using the equity method. This may result in a change in the accounting for the joint arrangements held by the group.	31 December 2013	Minimal impact expected on the group.
AASB 12 Disclosure of Interests in Other Entities	AASB 127 AASB 128 AASB 131	AASB 12 includes all disclosures relating to an entity's interests in subsidiaries, joint arrangements, associates and structures entities. New disclosures introduced by AASB 12 include disclosures about the judgements made by management to determine whether control exists, and to require summarised information about joint arrangements, associates and structured entities and subsidiaries with non-controlling interests.	31 December 2013	There are some additional disclosures centred on significant judgements and assumptions made around determining control, joint control and significant influence.
AASB 13 Fair Value Measurement	None	AASB 13 establishes a single source of guidance for determining the fair value of assets and liabilities. AASB 13 does not change when an entity is required to use fair value, but rather, provides guidance on how to determine fair value when fair value is required or permitted by other Standards. Application of this definition may result in different fair values being determined for the relevant assets. AASB 13 also expands the disclosure requirements for all assets or	31 December 2013	Minimal impact expected on the group for financial assets, AASB 13's guidance is broadly consistent with existing practice. It will however also apply to the measurement of fair value for non-financial assets and will

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

New/revised pronouncement	Superseeded pronouncement	Explanation of amendments	Effective date (i.e. annual reporting periods ending on or after)	Likely impact
		liabilities carried at fair value. This includes information about the assumptions made and the qualitative impact of those assumptions on the fair value determined.		make a significant change to existing guidance in the applicable standards.
AASB 127 Separate Financial Statements	AASB 127 (Consolidated and Separate Financial Statements)	As a result of the issuance of AASB 10, AASB 127 has been restructured and reissued to only deal with separate financial statements.	31 December 2013	Unlikely to have an impact.
AASB 128 Investments in Associates and Joint Ventures	AASB 128 (Investments in Associates)	Once an entity (using AASB 11) has determined that it has an interest in a joint venture, it accounts for it using the equity method in accordance with AASB 128 (Revised). The mechanics of equity accounting set out in the revised version of AASB 128 remain the same as in the previous version.	31 December 2013	Unlikely to have an impact.
AASB 2010-8 Amendments to Australian Accounting Standards –Deferred Tax: Recovery of Underlying Assets [AASB 112]	AASB Int 121	These amendments address the determination of deferred tax on investment property measured at fair value and introduce a rebuttable presumption that deferred tax on investment property measured at fair value should be determined on the basis that the carrying amount will be recoverable through sale. The amendments also incorporate AASB Interpretation 121 *Income Taxes – Recovery of Revalued Non-Depreciable Assets* into AASB 112.	31 December 2012	Unlikely to have an impact

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

New/revised pronouncement	Superseeded pronouncement	Explanation of amendments	Effective date (i.e. annual reporting periods ending on or after)	Likely impact
AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements [AASB 124]	None	The Standard deletes from AASB 124 individual key management personnel disclosure requirements for disclosing entities that are not companies.	30 June 2014	Unlikely to have an impact.
AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards	None	This Standard makes consequential amendments to various Australian Accounting Standards arising from the issuance of AASB 10, AASB 11, AASB 12, AASB 127 (August 2011) and AASB 128 (August 2011).	31 December 2013	Refer to the likely impact of AASB 10, AASB 11, AASB 12, AASB 127 (August 2011) and AASB 128 (August 2011).
AASB 2011-9 Amendments to Australian Accounting Standards – Presentation of Other Comprehensive Income [AASB 101]	None	Amendments to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss in subsequent periods (reclassification adjustments, e.g. foreign currency translation reserves) and those that cannot subsequently be reclassified (e.g. fixed asset revaluation surpluses). Name changes of statements in AASB 101 as follows: One statement of comprehensive income – to be referred to as 'statement of profit or loss and other comprehensive income' Two statements – to be referred to as 'statement of profit or loss' and 'statement of comprehensive income'.	30 June 2013	Impact on separating components in other comprehensive income between reclassification and non-reclassification adjustments. Name changes to statement of comprehensive income.
AASB 2012-2 Amendments to Australian Accounting Standards – Disclosures – Offsetting Financial Assets and Financial Liabilities	None	This Standard amends the required disclosures in AASB 7 to include information that will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity's recognised financial assets and recognised financial liabilities, on the entity's financial position. This Standard also amends AASB 132 to refer to the additional disclosures added to AASB 7 by this Standard.	31 December 2013	Unlikely to have significant impact.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

New/revised pronouncement	Superseeded pronouncement	Explanation of amendments	Effective date (i.e. annual reporting periods ending on or after)	Likely impact
AASB 2012-3 Amendments to Australian Accounting Standards – Offsetting Financial Assets and Financial Liabilities	None	This Standard adds application guidance to AASB 132 to address inconsistencies identified in applying some of the offsetting criteria of AASB 132, including clarifying the meaning of "currently has a legally enforceable right of set-off" and that some gross settlement systems may be considered equivalent to net settlement.	31 December 2014	Unlikely to have a significant impact as it addresses inconsistencies in practise.
AASB 2012-5 Amendments to Australian Accounting Standards arising from Annual Improvements 2009–2011 Cycle	None	These amendments are a consequence of the annual improvements process, which provides a vehicle for making non-urgent but necessary amendments to Standards. These amendments follow the issuance of Annual Improvements to IFRSs 2009–2011 Cycle issued by the International Accounting Standards Board in May 2012. See TA Alert 2012-2 for further information.	31 December 2013	Unlikely to have a significant impact.
Mandatory Effective Date of IFRS 9 and Transition Disclosures1	None	This Standard amends IFRS 9 to require application for annual periods beginning on or after 1 January 2015, rather than 1 January 2013. Early application of IFRS 9 is still permitted. IFRS 9 is also amended so that it does not require the restatement of comparative-period financial statements for the initial application of the classification and measurement requirements of IFRS 9, but instead requires modified disclosures on transition to IFRS 9.	31 December 2015	None as the mandatory effective date has been deferred.

5. Critical Accounting Estimates and Judgments

The preparation of annual financial reports requires the Board to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The Board evaluates estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group. Actual results may differ from these estimates

Except as described below, in preparing this consolidated financial report, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial report as at and for the year ended 30 June 2011. During the twelve months ended 30 June 2012 management reassessed its estimates in respect of:

a. Impairment of assets

The Group assesses impairment of assets at each reporting date by evaluating conditions specific to the Group that may lead to impairment. Where an impairment trigger exists, the recoverable amount of the asset is determined.

Goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 3(i). Goodwill has arisen as a result of the purchase of equity in Mission Biofuels India Pvt Limited and Oleovest PL.

At 30 June 2012 the Board has reviewed the carrying value of goodwill relating to the Group's:

- Feedstock operations. The Board reviewed the significant assumptions applied in assessing the carrying value at 30 June 2011 and fully impaired goodwill.
- Downstream Palm Oil Joint Venture Project. The Board has reviewed the carrying value of goodwill in this segment and has determined that due to the termination of the joint venture agreement with PTPN 111, the goodwill value of $0.95 million has been impaired.

Credit risk of receivables

Malaysian operations

Credit risk for receivables at 30 June 2012 in the refining operations stemmed from sales to large Malaysian oil companies with an inherent low risk of credit default. At the date of this report, all material biodiesel sale receivables had been recovered.

Indian Operations

With the poor yield of Jatropha seeds in the 2011/12 season and the resultant downsizing of the feedstock operations, all receivables from sale of saplings have been impaired. Sales of electricity, which is under a power purchase agreement, and the resultant receivable are to a large Indian State Owned enterprise and hence credit risk is deemed low.

Property, Plant and Equipment

Property, plant and equipment are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Where a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of 'value in use' (being the net present value of expected future cash flows of the relevant cash generating unit) and 'fair value less costs to sell'.

Impairment of refineries

Due to uneconomic conditions and lack of visibility into further profitable sales contracts the 100,000 tpa refinery was put into care and maintenance in June 2012. The 250,000tpa is under care and maintenance of the EPCC contractor and yet to be handed over to Mission.

The Board reviews the carrying value of its refinery assets at each reporting date. The Board had previously determined to write down the carrying value of the refineries and continues to apply this principal for the 2012 financial year.

In addition to the impairment to 30 June 2011, further impairment has been provided during the year ended 30 June 2012 for capital additions to a value of $2.2 million.

Windmill impairment

At 30 June 2012, the Board re-assessed the carrying value of the windmills. In determining value in use of the windmills, future cash flows are based on forecast future revenue levels which are based on forecast electricity generation and contracted rates per Kwh, and forecast future maintenance expenses. Value in use was calculated based on the present value of cash flow projections over the anticipated lives of the assets, with the assets having an anticipated life of 20 years, with a discount rate based on the Companies weighted average cost of capital, adapted for the regions in which the windmills operate. No impairment was provided for in the 2012 financial year.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

	June 2012	June 2011
	$000	$000
Impairment of refineries	2,210	2,046
Impairment of windmills	-	-
Impairment of other assets	1,108	36
Impairment of Goodwill	950	1,157
Impairment of trade receivables	1,007	1,930
Impairment of inventories and biological assets	401	-
Total	**5,676**	**5,169**

Investments in subsidiaries

Investments held by the parent entity, Mission NewEnergy Limited, are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. The recoverable amount is assessed by reference to the higher of 'value in use' (being the net present value of expected future cash flows of the relevant cash generating unit) and 'fair value less costs to sell'.

In line with the impairment of the carrying value of assets in the subsidiaries, the parent entity has impaired the value of all subsidiaries to zero, except for the investment into PT Sinergi Oleo Nusantara, which is carried at cost. This accounting adjustment has no impact on the cash flows or the Consolidated Financial Statements of the Group. Refer to note 33: Parent Information for further details.

b. Biological Asset

The fair value of the Jatropha Curcas saplings is determined by reference to independent market prices. Subsequent movements in the fair value of the Jatropha Curcas saplings are determined through operational reviews of the market prices.

6. Determination of fair value

A number of the Groups accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Biological assets

The fair value of biological assets is based on the market price of Jatropha sapling sales in India.

Share based payment transactions

The fair value of the employee share options is measured using the Black-Scholes option pricing model, with the fair value of performance rights being based on the share price of Mission NewEnergy Limited on the date of approval. Measurement inputs include the share price on measurement date, exercise price of the instrument, expected volatility, weighted average expected life of the instrument, expected dividends and the risk free interest rate. Service and non-market performance conditions are not taken into account in determining the fair value.

7. Sales revenue

	2012 $'000	2011 $'000
Sales Revenue		
- Sales of goods	27,289	13,557
Total revenue	27,289	13,557
Other Income		
Change in fair value of biological assets	-	790
Interest received	289	115
Gain on convertible note restructure	-	1,734
Gain on settlement of convertible notes	10,300	-
Sundry income	427	230
Other income	11,016	2,869

During the year the company settled the outstanding Series One convertible notes for a cash payment of A$5 million. The Series One convertible notes represented a $15 million liability that was due in May 2012. Due to the early repayment Mission has settled the debt at a substantial discount resulting in a gain of $10,300,000.

During the current financial year, the company materially completed the Jatropha harvest season. The harvest was significantly lower than company expectations and a detailed review of the company's operations was commenced in-light of its cash position and visibility on its Jatropha operations. The company expects that both productive acreage and yield estimates will be materially down-graded and awaits the completion of the 2012

harvest season in December 2012 to provide further clarity. The company has decided not to undertake further planting of Jatropha until yield from existing acreage is determined. Mission continues to substantially downsize the feedstock operations. Due to these results from the operations, no change in fair value revenue from saplings was recognised during the current financial year.

8. Expenses

	2012 $'000	2011 $'000
8a) Cost of materials	21,284	18,323
Cost of growing biological assets	431	636
Total	21,715	18,959

8b) Employee costs		
Wages and Salaries	3,656	3,970
Contribution to defined contribution plans	231	233
Equity settled share based payments expense	299	3,324
	4,186	7,527
8c) Other expenses:		
Audit fees	150	204
Advertising	2	50
Business acquisition costs	501	-
Computer maintenance & consumables	58	38
Communication expenses	286	343
Insurance costs	251	107
Legal fees	291	319
Plant operating costs	580	163
Asset maintenance	137	239
Other administrative costs	651	1,030
Total	2,907	2,493

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

	2012 $'000	2011 $'000
8d) Finance Costs		
Amortisation of liability portion of convertible notes	1,067	2,003
Amortisation of convertible note issue costs	17	379
Total	1,084	2,382

8e) Travel expenses		
Corporate travel	274	273
Feedstock Logistics	417	493
	691	766

9. Income tax

	Note	2012 $'000	2011 $'000
a. The components of tax expense comprise			
Current tax		16	(1)
Deferred tax	23	-	-
Over provision in respect of prior years		-	-
		16	(1)
b. The prima facie tax on the profit (loss) from ordinary activities before income tax is reconciled to the income tax as follows:			
Accounting (loss) before tax		(6,070)	(21,225)
Loss for the year from discontinued operations		(112)	(446)
Total loss for the year		(6,182)	(21,671)
Prima facie tax (benefit)/expense on profit/ (loss) from ordinary activities before income tax at 30%		(1,855)	(6,501)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

Adjusted for:		
Tax effect of:		
- overseas tax rate differential	267	140
- Impairment non-assessable item	995	960
- other non-assessable items	609	5,400
	16	(1)
Add:		
Over provision for income tax in prior year	-	-
Income tax attributable to entity	16	(1)
The applicable weighted average effective current tax rates are as follows:	-[20]	

10. Auditors' Remuneration

	2012 $'000	2011 $'000
Audit services		
Remuneration of the auditor of the parent entity for:		
- auditing or reviewing the financial reports	123	143
Other services		
- reviewing of the USA SEC registration statement	-	115

11. Earnings per share

a. Reconciliation of earnings to profit or loss		
Earnings used in calculation of both ordinary and dilutive EPS	(6,130)	(21,670)
b. Weighted average number of ordinary shares outstanding during the year used in calculating basic EPS	8,919,299	6,199,265
Effect of:		
- Performance Rights and options	-	-
Weighted average number of ordinary shares outstanding during the year used in calculating dilutive EPS	8,919,299	6,199,265

[20] No effective tax rate calculated due to the loss position.

Diluted earnings per share exclude convertible notes, performance rights and options that had an exercise price above the average market price during the period they existed. Where a loss is made, all convertible notes, performance rights and options are excluded as the impact of including them would be to reduce the loss per share. The table below reflects the entire number of equity instruments in issue at each period end, which could potentially dilute basic earnings per share (i.e. numbers above are included in the table below):

	2012	2011[21]
Issued ordinary shares	9,452,415	8,512,259
Convertible notes	505,904	935,579
Employee and third party share options	-	7,315
Employee performance rights	1,601	133,077
Share issue options (warrants)	2,995,009	2,995,009
TOTAL	**12,954,929**	**12,583,239**

12. Cash and cash equivalents

	2012	2011
	$'000	$'000
Cash at bank and in hand	1,420	9,712
Short-term bank deposits	36	6,049
	1,456	15,761
Reconciliation of cash		
Cash and cash equivalents	1,456	15,761
	1,456	15,761

[21] In order to facilitate a comparison of units to the current year, the units disclosed for 2010 have been adjusted to reflect the 50:1 share consolidation.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

13. Trade and Other Receivables

	2012 $'000	2011 $'000
CURRENT		
Trade receivables	1,089	6,429
Other receivables[22]	3,136	305
Less: Impairment provision	-	(151)
TOTAL	4,225	6,583
NON – CURRENT		
Trade receivables	18,772	20,191
Less: Impairment provision	(16,589)	(17,594)
Less: Discount charge	(2,183)	(2,597)
TOTAL	-	-

Impairment provision		
Opening Balance:	17,745	18,686
Charge for the year	1,007	1,930
Foreign currency translation difference	(2,163)	(2,871)
Closing Balance	16,589	17,745

At each reporting date, the Board assesses the likely timing of recoverability of receivables and bases this assessment on a number of significant assumptions and estimates. Please refer to note 5, critical accounting estimates and judgements, and note 32 for a detailed discussion around credit risk, provisioning and age analysis of trade and other receivables.

[22] Included in Current: Other Receivables is an amount of A$2.7m relating to the investment into the palm oil project in Indonesia which the Board deems to be recoverable within the forthcoming twelve months.

14. Biological Assets

Mission Biofuels India Pvt Limited grows Jatropha Curcas saplings from seeds. The Jatropha Curcas saplings meet the definition of a biological asset and are carried on statement of financial position at fair value, with fair value being determined with reference to the existing arms length sales transactions with a large number of geographically disbursed contract farmers, and other readily available market information on the fair value of these saplings. At 30 June 2012, Mission Biofuels India Pvt Limited had NIL (2011: 1.5 million) saplings mature enough to plant on hand in its controlled nurseries. During the current financial year, the company materially completed the Jatropha harvest season. The harvest was significantly lower than company expectations and a detailed review of the company's operations was commenced in-light of its cash position and visibility on its Jatropha operations. The company expects that both productive acreage and yield estimates will be materially down-graded and awaits the completion of the 2012 harvest season in December 2012 to provide further clarity. The company has decided not to undertake further planting of Jatropha until yield from existing acreage is determined. Mission continues to substantially downsize the feedstock operations. Due to these results from the operations, no change in fair value revenue from saplings was recognised during the current financial year, and all biological assets held on balance sheet at 30 June 2011 have been impaired.

	2012 $'000	2011 $'000
Opening Balance	88	1,477
Add: Increase in fair value due to new plantations	-	790
Less: Sale of saplings transferred to trade receivables	-	(2,098)
Less: Impairment of biological asset	(99)	-
FX adjustments	11	(81)
Closing Balance	-	88

Regulatory and environmental risks

The Group is subject to laws and regulations in various countries in which it operates. The Group has established environmental policies and procedures aimed at compliance with local environmental and other laws. Management performs regular reviews to identify environmental risks and to ensure that the systems in place are adequate to manage those risks.

Supply and demand risk

The Group is exposed to risks arising from fluctuations in the price and sales volume of Jatropha Curcas saplings. Where possible the Group manages this risk by aligning its harvest volume to market supply and demand. Management performs regular industry trend analysis to ensure that the Group's pricing structure is in line with the market and to ensure that projected harvest volumes are consistent with the expected demand.

Climate and other risks

The Group's Jatropha Curcas nurseries are exposed to the risk of damage from climatic changes, diseases, fires and other natural forces. The Group has extensive processes in place aimed at monitoring and mitigating those risks, including regular nursery health inspections and industry pest and disease surveys.

15. Inventories

	2012 $'000	2011 $'000
CURRENT		
Raw Material and stores - cost	577	530
Finished goods – cost	615	1,079
Work in progress – cost	-	4,633
	1,192	6,242

The above is shown at the lower of cost and net realisable value.

16. Other Financial Assets

	2012 $'000	2011 $'000
Current		
Held to maturity financial assets	-	1
Other financial assets	581	177
	581	178

17. Investments in subsidiaries and Jointly controlled entities

A Controlled Entities Consolidated

	Country of Incorporation	Percentage Owned (%) 2012	2011
Parent Entity:			
Mission NewEnergy Limited	Australia		
Subsidiaries of Mission NewEnergy Limited:			
Mission Biotechnologies Sdn Bhd	Malaysia	100	100
Mission Biofuels Sdn Bhd	Malaysia	100	100
Enviro Mission Sdn Bhd	Malaysia	100	100
Mission Agro Energy Limited	Mauritius	100	100
Mission NewEnergy USA LLC,[23]	USA	100	100
PJ Trading Pennsylvania, LLC[24]	USA	100	100
PJ Trading, LLC[25]	USA	100	100
Oleovest PL	Singapore	85	-
Subsidiaries of Mission Agro Energy Limited			
Mission Biofuels India Private Limited	India	100	100

b. Jointly controlled entities

Subsidiaries of Mission Biofuels India Private Limited			
Mission Agro Diesel (India) Private Limited	India	51	51

[23] Mission NewEnergy USA LLC (formerly Scarborough Beach Holdings, LLC), being a dormant entity, was deregistered on 10 September 2012
[24] PJ Trading Pensylvania, LLC, being a dormant entity, was deregistered on 23 July 2012
[25] PJ Trading, LLC, being a dormant entity, was deregistered on 9 August 2012

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

MBIPL had acquired 51.01% of the issued capital of Mission Agro Diesel (India) Private Limited on 8 March 2007 with the corporate decision making process resulting in joint control. On 2 May 2008 the Board resolved to sell or deregister Mission Agro Diesel (India) Pvt Limited The full value of the investment in Mission Agro Diesel (India) Private Limited has been provided for. As at reporting date this company had not been sold or deregistered.

In February 2012 Mission acquired 85% of Oleovest PL, a Singapore registered company, which in turn owns 70% of PT Sinergi Oleo Nusantara, an Indonesian registered company. Oleovest PL has terminated the joint venture agreement in PT Sinergi Oleo Nusantara.

The details of the investment in Oleovest PL are as follows:

	$'000
Fair value of consideration and settled in cash	1,418
Less: Acquisition cost	(468)
Net fair value of consideration and settled in cash	950
Recognised amount of identifiable net assets and liabilities	NIL
Goodwill on acquisition	950

Please refer to Note 5a for a discussion on the review of goodwill for impairment.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

18. Property Plant and Equipment

	Land and Building	Office Equipment	Computer Equipment and software	Motor Vehicle	Plant and Equipment	Asset Under Construction	Biodiesel Plant	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Cost at 30 June 2010	**1,641**	**374**	**847**	**217**	**5,761**	**44,103**	**29,560**	**82,503**
Additions	-	92	90	-	-	2,470	511	3,163
Foreign Currency Translation	(250)	(59)	(161)	(30)	(985)	(6,081)	(4,472)	(12,038)
Disposal	-	(4)	-	-	-	-	-	(4)
Cost at 30 June 2011	**1,391**	**403**	**776**	**187**	**4,776**	**40,492**	**25,599**	**73,624**
Additions	-	25	43	-	-	673	92	833
Foreign Currency Translation	(104)	(46)	286	(2)	(760)	(653)	3,425	2,146
Held for Sale (Current Asset)	(515)	-	-	-	(3,998)	-	-	(4,513)
Disposal	(189)	(3)	(150)	(53)	-		(48)	(443)
Cost at 30 June 2012	**583**	**379**	**955**	**132**	**18**	**40,512**	**29,068**	**71,647**
<u>Accumulated Depreciation and Impairment</u>								
Accumulated Depreciation and Impairment at 30 June 2010	**96**	**143**	**532**	**102**	**2,391**	**43,472**	**28,220**	**74,956**
Depreciation for the year (continuing operation)	41	74	131	41	2	-	107	396
Depreciation for the year (discontinued operation)	-	-	-	-	166	-	-	166
Impairment	-	-	15	-	283	2,045	-	2,343
Foreign Currency Translation	(17)	(22)	(94)	(17)	(431)	(5,980)	(4,334)	(10,895)
Disposal	-	(2)	-	-	-	-	-	(2)
Accumulated Depreciation and Impairment at 30 June 2011	**120**	**193**	**584**	**126**	**2,411**	**39,537**	**23,993**	**66,964**

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

Accumulated Depreciation and Impairment contd.	Land and Building $'000	Office Equipment $'000	Computer Equipment and software $'000	Motor Vehicle $'000	Plant and Equipment $'000	Asset Under Construction $'000	Biodiesel Plant $'000	Total $'000
Accumulated Depreciation and Impairment at 30 June 2011	**120**	**193**	**584**	**126**	**2,411**	**39,537**	**23,993**	**66,964**
Depreciation for the year (continuing operation)	36	73	154	34	-	-	87	384
Depreciation for the year (discontinued operation)	-	-	-	-	131	-	-	131
Impairment	-	63	359	-	-	1,300	1,596	3,318
Foreign Currency Translation	(17)	(27)	(22)	(2)	(396)	(325)	3,401	2,612
Held for Sale (Current Asset)	(98)	-	-	-	(2,128)	-	-	(2,226)
Disposal	-	(2)	(168)	(38)	-	-	(9)	(217)
Accumulated Depreciation and Impairment at 30 June 2012	**41**	**300**	**907**	**120**	**18**	**40,512**	**29,068**	**70,966**
Carrying Amounts								
At 30 June 2011	**1,271**	**210**	**192**	**61**	**2,365**	**955**	**1,606**	**6,660**
At 30 June 2012	**542**	**79**	**48**	**12**	**-**	**-**	**-**	**681**

Impairment loss

Refer to note 5, Critical Accounting estimates for a detailed discussion on the impairment of assets.

Assets under construction

These related primarily to the second biodiesel plant under construction in Malaysia. At 30 June 2012 the transfer of this plant to Mission and final payment is under arbitration. See note 26 on capital commitments relating to this plant.

19. Intangible Assets

	2012 $'000	2011 $'000
Goodwill		
Carrying amount at beginning of year	-	1,013
Additions	950	144
Impairment of Goodwill	(950)	(1,157)
FX Adjustments	-	-
Carrying amount at end of year	-	-

Additions to goodwill for the year relate to the acquisition of 85% of shares in Oleovest PL. Refer to note 5a for a discussion on impairment testing of goodwill and note 17 for details of ownership of subsidiaries.

20. Other Assets

	2012 $'000	2011 $'000
CURRENT		
Prepayments	204	354
	204	354
Non-Current		
Security Deposits	54	702
	54	702

21. Trade and Other Payables

	2012 $'000	2011 $'000
CURRENT		
Unsecured liabilities:		
Trade payables	1,293	6,335
Interest accrued	646	247
Sundry payables and accrued expenses	236	477
	2,175	7,059

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

22. Financial Liabilities

	2012 $'000	2011 $'000
CURRENT		
Secured loans	83	494
Convertible Notes		
- Nominal value (unsecured)	-	15,000
- Equity portion of convertible note	-	(2,349)
- Unamortised costs of issues	-	(90)
- Amortisation of equity portion	-	1,852
	83	14,907
Liabilities included in disposal group held for sale	1,567	-
NON-CURRENT		
Secured loans	114	2,064
Convertible Notes (unsecured)		
- Nominal value (unsecured)	32,884	45,812
- Equity portion of convertible note	(2,644)	(3,683)
- Amortisation of equity portion	861	94
	31,215	44,287

The secured loans and liabilities included in disposal group held for sale above relate to financing of the windmills in India and an office in Malaysia. These assets are held as security against these loans.

Convertible notes

At 30 June 2012 the following convertible notes were in existence:

	Series 2 notes
Units – post consolidation	505,904
Maturity date	16 May 2014
Interest rate per annum	4%
Convertible into ordinary shares at the option of the Holder or the Company in the circumstances set out in the Terms and Conditions of the Notes.	1 note for 4 ordinary shares
Conversion price	$16.25

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

23. Tax

	2012 $'000	2011 $'000
Liabilities		
CURRENT		
Current Tax liability / (asset)	(24)	(30)
NON-CURRENT		
Deferred tax liability comprises:		
Unrealised FX gains	-	-
Accruals	-	-
Other	-	-
Total	(24)	(30)
Assets		
Deferred tax assets comprise:		
Provisions	-	-
Transaction costs included in equity	-	-
Other	-	-
	-	-
Reconciliations		
i. Gross Movements		
The overall movement in the deferred tax account is as follows:		
Opening balance	-	-
(Charge)/credit to income statement	-	-
Foreign currency translation difference	-	-
Closing balance	-	-
ii. **Deferred Tax Liability**		
The movement in deferred tax liability for each temporary difference during the year is as follows:		
Tax allowances relating to unrealised FX gains:		
Opening balance	-	-
Charged to the income statement	-	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

Closing balance	-	-
Tax allowances relating to accruals:		
Opening balance	-	-
Charged to the income statement	-	-
Closing balance	-	-
Other		
Opening balance	-	-
Charge to the income statement	-	-
Foreign currency translation difference	-	-
Closing Balance	-	-

iii. **Deferred tax assets**

The movement in deferred tax assets for each temporary difference during the year is as follows:

Provisions:		
Opening balance	-	-
Charged to the income statement	-	-
Closing balance	-	-
Transactions costs on equity issue:		
Opening balance	-	-
(Charged)/Credited directly to equity	-	-
Closing balance	-	-
Other		
Opening balance	-	-
Charged/(Credited) to the income statement	-	-
Closing balance	-	-

Deferred tax assets on losses to a value of $3.8 million to date are not brought to account. In addition, deferred tax assets for deductible temporary differences of A$0.1 million and deferred tax liabilities for temporary differences of $0.7 million have not been brought to account.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

24. Issued Capital

Fully paid ordinary shares	2012 $'000	2011 $'000
Share Capital (Issued and authorised)	**110,320**	**96,801**

Ordinary shares	**Number**	**Number**
At the beginning of reporting period	8,512,259	275,007,568
Ordinary shares issued		
- July 2011	18,444	-
- January 2012	10,168	-
Shares issued on performance right conversion during the year	116,004	11,346,662
Subtotal	**8,656,875**	**286,354,230**[26]
Share consolidation	-	5,727,085
Rounding adjustments	-	94
Revised ordinary shares post share consolidation	**8,656,875**	**5,727,179**
Share issue pursuant to Nasdaq listing – April 2011	-	2,785,000
Shares issued from conversion of convertible notes	795,540	80
At reporting date	**9,452,415**	**8,512,259**

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.

At the shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

The ordinary shares issued in April, June and November 2009 includes a warrant (option). Each warrant entitles the holder to acquire one ordinary share of Mission NewEnergy at an exercise price of A$15.00. The Warrants may not be exercised on a "cashless" or "net exercise" basis. In addition, a Warrant will not entitle the holder to participate in a new issue of ordinary shares or other securities of Mission NewEnergy unless the Warrant has been exercised. The expiration date for exercise

[26] Shareholders approved a share consolidation of 50:1 on 23 March 2011.

of the Warrants will be 30 April 2014. However, if at any time on or after April 15, 2012 the immediately preceding 20-trading day volume weighted average price (as published by or derived from the Australian Securities Exchange) is at least A$50.00, the Company may give written notice to each warrant holder that if such holder does not exercise its Warrants within 15 days from the date of such notice, then the Warrants would expire on that 15th day. The Warrants will not be listed on any stock exchange.

Shares issued in February 2010 and April 2011 did not include a warrant.

The following warrants and options were in existence at reporting date:

	2012	2011
Warrants – from share issues	2,995,009	2,995,009
Employee and third party options	-	7,315
Employee performance rights	1,600	133,077
Total	2,996,609	3,135,401

a. **Options and Performance Shares**

For information relating to the Mission NewEnergy Limited option and performance right plans, including details of options and performance shares issued, exercised and lapsed during the financial year and the options outstanding at year-end, refer to Note 30.

b. **Capital Management**

Management controls the capital of the Group in order to maintain an appropriate debt to equity ratio, provide the shareholders with adequate returns and ensure that the Group can fund its operations and continue as a going concern. Due to the development stage that the business is in, managements preferred approach is to fund the business with equity, however where equity funding is not available debt funding will be considered. Management reviews historic and forecast cash flows on a regular basis in order to determine funding needs.

The Group's debt and capital includes ordinary share capital, performance shares, convertible notes and financial liabilities, supported by financial assets.

The convertible notes include the following covenants:

(i) comply with the Conditions of the convertible notes;

(ii) maintain its corporate existence;

(iii) not amend its Constitution or alter the voting or other rights attached to Shares in a manner that is prejudicial to the interests of Noteholders;

(iv) not do or omit to do anything that would preclude the issue of a valid Cleansing Notice on the date such notice is required to be issued under the Conditions;

(v) make disclosure of material information to the public as required by the Listing Rules, or the rules of any other stock exchange on which it is listed and the Corporations Act or any other applicable law;

(vi) not incur a total debt obligation (including any unconverted Convertible Notes outstanding at any given time) of higher than 2.5x Group's net worth (being paid up equity plus any retained earnings) without the prior consent of at least 75% of Noteholders (on the basis of one vote for every Convertible Note held unconverted).

(vii) not issue more than 25% of the Company's share capital in options or convertible notes, without the prior consent of at least 75% of Noteholders (on the basis of one vote for every Convertible Note held at such time unconverted).

(viii) maintain the capacity to issue sufficient Shares to enable the conversion of all of the outstanding Convertible Notes into Shares in accordance with the Conditions.

(ix) ensure that in the event of either material asset sales or consolidation or merger or other business combination transactions, that the Noteholders be given at least 5 Business Days notice prior to the event and that the obligation on the notes are assumed by the surviving entity or acquiring entity such that the value of the Notes are not diminished by the event. In any case given such an event the Noteholders can require the surviving or acquiring company to redeemed the Outstanding Notes for their Face Value plus any accrued but unpaid interest.

The Company has complied with these provisions during the reporting period.

There are no other externally imposed capital requirements.

Management effectively manages the Group's capital by assessing the Group's financial risks and adjusting its capital structure in response to changes in risks and in the market. These responses include the management of debt levels, distributions to shareholders and share issues.

There have been no changes in the strategy adopted by management to control the capital of the Group since the prior year.

25. Reserves

1. Share based payments reserve

The share based payments reserve arose on the cumulative issue of 70,000 options and 415,000 performance shares to various officers of the Company. Refer to note 30 for details of the share based payments.

Amounts are transferred out of the reserve and into issued capital when the options are exercised, or if lapsed, then transferred to retained earnings.

2. Foreign currency translation reserve

The foreign currency translation reserve records exchange differences arising on translation of foreign controlled subsidiaries.

3. Convertible Notes Reserve

The Convertible Notes reserve is used to record the equity component, less the cost of issue, of the convertible notes.

26. Capital and Leasing Commitments

	2012 $'000	2011 $'000
a. **Operating Lease Commitments**		
- not later than 12 months	154	218
- between 12 months and 5 years	849	967
- greater than 5 years	2,032	2,227
	3,035	3,412

Mission Biotechnologies Sdn Bhd has entered into a lease of 2 lots totalling 24,000 sq metres of land at Kuantan Port, Malaysia. The term of the sub-lease is from 1st March 2006 to 30th December 2027. The rental value increases by 10%, commencing 1 January 2007, and subsequently every three years, starting 1 January 2010. Every 3 years, commencing 1st January 2007, the annual rental will be increased by 10%.

Mission Biofuels Sdn Bhd has entered into a lease of 2 lots totalling 24,000 sq metres of land at Kuantan Port, Malaysia for the 250,000 TPA plant. The term of the sub-lease is from 1st June 2007 to 31st December 2027. The rental value increases by 10%, commencing 1 January 2010, and subsequently every three years, starting 1 January 2010. Every 3 years, commencing 1st January 2013, the annual rental will be increased by 10%.

Lease Commitments– India

Mission Biofuels India Pvt Limited has entered into cancellable lease agreements for the office premises, godown (warehouse), guest house and car, renewable by mutual consent on mutually agreeable terms. The company has entered into a number of lease agreements throughout India. Lease terms range between 3 and 36 months.

Capital Expenditure Commitments

	2012 $'000	2011 $'000
Capital expenditure commitments contracted for: -		
Acquisition and installation biodiesel plants[27]	3,483	5,228
Other	-	62
	3,483	5,290

27. Contingent Liabilities and Contingent Assets

A subsidiary within the group has called upon a performance bond placed by the contractor who constructed the 100,000 tpa biodiesel plant, due to non-satisfactory performance. The performance bond and associated claims offset the final amount of approximately A$2m which the contractor is claiming is due to them. Both parties have agreed to the appointment of an arbitrator to resolve this matter.

A subsidiary within the group has terminated a JV agreement in Indonesia and is in discussion with the JV party to determine an appropriate way forward. This may result in an inflow greater than the value invested, however at this stage it is not possible to quantify this value.

A subsidiary within the Group has been assessed for a State Tax with a provisional assessment and penalties raised totalling A$0.16 million. Management disputes this assessment and is in discussion with the relevant tax authorities seeking clarity on the basis of the assessment.

The Group is not aware of any other contingent liabilities or contingent assets as at 30 June 2012.

[27] This value is net of late delivery charges and other costs the Group believes are eligible to offset against the completion payments of the second biodiesel plant.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

28. Segment Reporting

	Biodiesel Refining (Malaysia)	Jatropha (India)	Power generation (India)	Downstream Palm Oil Project (Indonesia)	Unallocated	Consolidated (Continuing Operations)
	2012	2012	2012	2012	2012	2012
	$'000	$'000	$'000	$'000	$'000	$'000
Primary Reporting — Business Segments						
Revenue						
Revenue from external customers	27,265[28]	24[29]	489[30]	-	-	27,778
Interest received	60	11	-	-	218	289
Other revenue	360	67	-	-	10,300	10,727
Total segment revenue	27,685	102	489	-	10,518	38,794
Changes in Inventory	(4,786)	27	-	-	-	(4,759)
Costs of materials	(21,367)	(348)	(110)	-	-	(21,825)
Employee benefits expense	(1,190)	(817)	-	-	(2,032)	(4,039)
Impairment	(2,699)	(919)	-	-	(2,058)	(5,676)
Depreciation and amortisation	(179)	(125)	(131)	-	(80)	(515)
Interest expense	(598)	-	(360)	-	(1,561)	(2,519)

[28]Sales from the refining business unit are primarily to two customers in 2012 and two customer in 2011.
[29] Sales of biological assets are to a large number of individual contract farmers.
[30]Power generation revenue is from one customer.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

28. Segment Reporting

	Biodiesel Refining (Malaysia)	Jatropha (India)	Power generation (India)	Downstream Palm Oil Project (Indonesia)	Unallocated	Consolidated (Continuing Operations)
	2012	2012	2012	2012	2012	2012
	$'000	$'000	$'000	$'000	$'000	$'000
Other expenses	(1,734)	(563)	-	(454)	(2,892)	(5,643)
Segment result before tax	(4,868)	(2,643)	(112)	(454)	1,895	(6,182)
Profit/loss from ordinary activities before income tax						(6,182)
Income tax expense						(16)
Net profit/(loss)						(6,198)

Non-current Segment assets	574	156	-	-	5	735
Total Segment assets	4,319	774	1,944	2,731	935	10,703
Segment liabilities	1,386	242	1,567	-	31,949	35,144
Acquisitions of property, plant and equipment	732	46	-	-	55	833

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

	Biodiesel Refining (Malaysia)	Jatropha (India)	Power generation (India)	Downstream Palm Oil Project (Indonesia)	Unallocated	Consolidated (Continuing Operations)
	2011	2011	2011	2011	2011	2011
	$'000	$'000	$'000	$'000	$'000	$'000
Primary Reporting — Business Segments						
Revenue						
Revenue from external customers	13,468	89	523	-	-	14,080
Interest received	36	-	-	-	79	115
Other revenue	200	820	-	-	1,734	2,754
Total segment revenue	13,704	909	523	-	1,813	16,949
Changes in Inventory	5,101	(11)	-	-	-	5,090
Costs of materials	(18,452)	(507)	(118)	-	-	(19,077)
Employee benefit expense	(1,235)	(1,179)	-	-	(5,113)	(7,527)
Impairment	(2,046)	(1,966)	(262)	-	(1,157)	(5,431)
Depreciation and amortisation	(217)	(132)	(166)	-	(47)	(562)
Interest expense	(50)	-	(423)	-	(2,433)	(2,906)
Other expenses	(1,362)	(1,429)	-	-	(5,416)	(8,207)
Segment result before tax	(4,557)	(4,315)	(446)	-	(12,353)	(21,671)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

	Biodiesel Refining (Malaysia)	Jatropha (India)	Power generation (India)	Downstream Palm Oil Project (Indonesia)	Unallocated	Consolidated (Continuing Operations)
	2011	2011	2011	2011	2011	2011
	$'000	$'000	$'000	$'000	$'000	$'000
Profit/loss from ordinary activities before income tax						(21,671)
Income tax expense						1
Net profit/(loss)						(21,670)
Non-current segment assets	3,080	252	2,892	-	1,138	7,362
Total Segment assets	10,528	1,955	2,379	-	21,736	36,598
Segment liabilities	6,209	687	2,278	-	57,172	66,346
Acquisitions of property, plant and equipment	2,702	135	-	-	326	3,163

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

Segment reporting accounting Policies

The Managing Director/Group Chief Executive Officer is the Chief operating decision maker. The reportable segments presented are in line with the segmental information reported during the financial year to the Group Chief Executive Officer.

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. While most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities consist principally of payables, employee benefits, accrued expenses and borrowings. Segment assets and liabilities do not include deferred income taxes.

Intersegment Transfers

Segment revenues, expenses and results exclude transfers between segments.

Business and Geographical Segments

The Group has four key business segments. The Group's business segments are located in Malaysia, Indonesia, India and Mauritius (the Mauritian entity acts as a holding company for Mission Biofuels India Pvt Limited, and as such no operational activities occur in Mauritius) with the Group's head office located in Australia. The Biodiesel Refinery segment is located in Malaysia, the downstream palm oil project is located in Indonesia, the Jatropha business segment is located in India along with the Power generation segment.

29. Cash Flow Information

Reconciliation of Cash Flow from Operations with Profit (loss) after Income Tax	2012 $'000	2011 $'000
Profit / (Loss) after income tax before non-controlling interests	(6,198)	(21,670)
Non cash flows in profit / (loss)		
Depreciation of plant and equipment	516	562
Amortisation of Convertible Note Costs	17	379
Gain on the settlement/restructure of Convertible Note	(10,300)	(1,734)
Amortisation of Equity portion of Convertible Note	1,067	2,003
Provision for employee benefits	11	20
Impairment of Trade Receivables	1,007	1,930
Impairment of assets	4,268	3,501
Impairment of inventories	402	-
Share based payment expense	299	3,324
Net cash provided by / (used in) operating activities before change in assets and liabilities	(8,911)	(11,685)
Change in assets and liabilities		
- (Increase) decrease in receivables	3,954	(6,169)
- (Increase) decrease in inventories	4,759	(5,090)
- (Increase) decrease in biological assets	-	1,389
- (Increase) decrease in other assets	230	(524)
- (Increase) decrease in deferred tax and current tax	6	17
- Increase (decrease) in creditors and accruals	(4,691)	5,378
Foreign Currency Adjustments	(218)	1,595
	4,040	(3,404)
Cash (used in) operations	(4,871)	(15,089)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

Cash flows from discontinued operations (being the Windmill segment) are a net operating cash profit of $0.02 million for the period ended 30 June 2012 ($0.02 million loss for 30 June 2011).

Credit Standby Facilities with Banks

	2012 $'000	2011 $'000
Loan facilities	1,764	2,558
Amount utilised	(1,764)	(2,558)
	-	-

Facilities at June 2012 relate term loans for the funding of various items of Property, Plant and Equipment. The loan terms range from three to four years with interest rates from 3.4% to 19.09%. These loans do not have an option to extend.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

30. Interests and Remuneration of Key Management Personnel

	2012 $000	2011 $000
Salaries	1,329	1,457
Non-cash benefits	18	15
Post employment benefits	66	73
Share based payments	49	3,245
Total	**1,462**	**4,790**

Equity settled Options

	Balance 1/7/2010	Balance after consolidation at 50:1[31]	Lapsed	Balance 30/6/2011	New issue	Balance 30/6/2012
Directors						
Guy Burnett[32]	1,750,000	35,000	(35,000)	-	-	-
Executive						
James Garton[33]	1,750,000	35,000	(35,000)	-	-	-
TOTAL	3,500,000	70,000	(70,000)	-	-	-

[31] Shareholders approved a share consolidation of 50:1 on 23 March 2011.

[32] Grant date was 19 October 2009, share price on grant date was $14.25, exercise price is $8.50, fair value at grant date was $7.97, volatility used was 125.35%, risk free rate used was 4.83%, the options expire on 30 June 2011. Prices adjusted to reflect the impact of the share consolidation.

[33] Grant date was 25 June 2009, share price on grant date was $9.25, exercise price is $8.5, fair value at grant date was $4.84, volatility used was 138.77%, risk free rate used was 4.16%, the options expire on 30 June 2011. Prices adjusted to reflect the impact of the share consolidation.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

Equity settled Performance rights

	Balance 30/6/2010	New Issue	Exercised	Lapsed before consolidation	Balance before consolidation of Performance rights	Balance after consolidation	Lapsed after consolidation	Balance 30/06/2011	New Issue	Exercised	Lapsed	Balance 30/06/2012	Vested and unexercised at 30/06/2012
Director													
Nathan Mahalingam	-	5,000,000 [34]	(3,333,332)	-	1,666,668	33,334	-	33,334	-	(33,334)	-	-	-
Guy Burnett	1,000,000	5,000,000 [35]	(3,733,332)		2,266,668	45,334	(6,000)	39,334	-	(33,334)	(6,000)	-	-
Executives													-
James Garton	6,000,000		(3,733,332)	-	2,266,668	45,334	(6,000)	39,334	-	(33,334)	(6,000)	-	-
Senior employees collectively	786,667	1,550,000 [36]	(546,666)	(50,000)	1,740,001	34,808	(13,733)	21,075	20,000 [37]	(16,675)	(22,800)	1,600	-
Total	**7,786,667**	**11,550,000**	**(11,346,662)** [38]	**(50,000)**	**7,940,005**	**158,810**	**(25,733)**	**133,077**	**20,000**	**(116,677)** [39]	**(34,800)**	**1,600**	-

---

[34] Grant date was 6 July 2010, share price and fair value on grant date was $13.25. The performance rights vest in equal tranches at 1/7/2010, 31/12/2010 and 1/7/2011 for service.

[35] Grant date was 6 July 2010, share price and fair value on grant date was $13.25.The performance rights vest in equal tranches at 1/7/2010, 31/12/2010 and 1/7/2011 for service.

[36] Grant date was 28 September 2010, share price and fair value on grant date was $9.75. 40% of the performance shares vest in equal tranches at 31/12/2010, 30/06/2011 and 31/12/2011 for service, and 60% of the performance shares vest in equal tranches on achievement of a Group EPS of A$3.00 by 30 June 2011, EPS of A$7.50 by 30 June 2012 and EPS of A$7.50 by 30 June 2013.

[37] Grant date was 1 July 2011, share price and fair value on grant date was $4.90. 10,000 of the performance rights vest on 31 December 2012 for service and 10,000 vest on 30 June 2012 if the refining operations are cash flow positive for the 2012 financial year.

[38] The weighted average exercise price was $11.21 for performance rights exercised in 2011.

[39] The weighted average exercise price was $5.47 for performance rights exercised in 2012.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

Ordinary shares held by key management personnel

	Balance 30/6/2010	Exercised pursuant to performance rights	Disposed	Balance 30/06/2011	Exercised pursuant to performance rights	Disposed	Balance 30/06/2012
Dario Amara	2,000	-	-	2,000	-	-	2,000
Nathan Mahalingam	512,955	66,667	-	579,622	33,334	-	612,956
Guy Burnett	4,000	74,667	-	78,667	33,334	-	112,001
James Garton	4,050	74,667	-	78,717	33,334	-	112,051
Samsudeen Ganny	-	-	-	-	10,000	-	10,000
Kalaiselvan Somasundaram[40]	1,600	800	-	2,400	-	-	2,400
Total	**524,605**	**216,801**	-	**741,406**	**110,002**	-	**851,408**

Refer to the Remuneration report for full details on key management personnel remuneration and benefits

[40] Mr Kalaiselvan resigned on 1 July 2011

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

31. Related Parties

	2012 $'000	2011 $'000
Transactions between related parties are on a normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.		
Transactions with related parties:		
Other Related Parties		
Management fee charged to Mission Biotechnologies Sdn Bhd, a 100% owned subsidiary company	627	656
Management fee charged to Mission Biofuels Sdn Bhd, a 100% owned subsidiary company	940	985
Sale of Jatropha crude oil between Mission's controlled subsidiaries	-	10
Increase in investment by Mission NewEnergy Ltd in Mission Biofuels India PL, via Mission Agro Energy Ltd	2,400	2,713
Increase in investment by Mission NewEnergy Ltd in Mission Biofuels SB	-	3,989
Increase in investment by Mission NewEnergy Ltd in Mission biotechnologies SB	-	-

Inter Company Loan Balances

		2012 $'000	**2011 $'000**
Loan From	**Loan To**	**Amount**	**Amount**
Mission New Energy Ltd	Mission Agro Energy Ltd	551	551
Mission New Energy Ltd	Mission Biotechnologies Sdn Bhd	4,100	13,250
Mission New Energy Ltd	Mission Biofuels Sdn Bhd	1,202	261
Mission New Energy Ltd	Oleovest PL	2,739	-
Mission New Energy Ltd	PT Sinergi Oleo Nusantara	45	-
Mission Biotechnologies Sdn Bhd	Mission Agro Energy Ltd	100	100
Mission Biofuels Sdn Bhd	Mission Biotechnologies	-	36

	Sdn Bhd		
Mission Biotechnologies Sdn Bhd	Mission Biofuels Sdn Bhd	-	-
Mission Biotechnologies Sdn Bhd	Mission Biofuels (India) Pvt Ltd	69	66
Mission Biotechnologies Sdn Bhd	Oleovest Pte Ltd	4	-
Mission Biotechnologies Sdn Bhd	PT Sinergi Oleo Nusantara	76	-

All intercompany loans from the parent entity have been fully provided for, except for the loan to Oleovest PL.

32. Financial Instruments

Financial Risk Management

The Group has a financial risk management policy in place and the financial risks are overseen by the Board. The Group's financial instruments consist mainly of deposits with banks, secured loans, convertible notes, other financial assets, accounts receivable, accounts payable, and loans to and from subsidiaries.

The principal risks the Group is exposed to through its financial instruments are interest rate risk, foreign currency risk, liquidity risk and credit risk.

The Group does not have any financial assets carried at fair value therefore no further disclosure in relation to the fair value hierarchy is presented.

Fair value of financial instruments

	Carrying amount	Fair Value
	$,000	$,000
Financial assets		
Cash and cash equivalents	1,456	1,456
Other Financial Assets	581	581
Receivables (Current)	4,225	4,225
Financial liabilities		
Trade and other payables	2,175	2,175
Current loans	83	83
Non-current loans and equity portion	31,215	32,036

The fair value of cash and cash equivalents, other financial assets, receivables, trade and other payables and current loans are short-term instruments in nature whose carrying value is equivalent to fair value.

Non-current receivables are carried at a discounted value, which reflects the fair value.

Non-current loans are carried at amortised cost, with the fair value being determined using a discounted cash flow model incorporating current commercial borrowing rates.

Interest rate risk

Interest rate risk is managed with a mixture of fixed and floating rate deposits, fixed rate convertible note debt and floating rate debt. For further details on interest rate risk refer to the table below under liquidity risk. The Group's main interest rate risk, being fair value interest rate risk, arises from the long term convertible note debt held by the parent.

Group sensitivity

At 30 June 2012, if interest rates had changed by -/+ 25 basis points, with all other variables held constant, the following financial impacts would have been recorded by the Group;

- Effect on post tax profit – A$ Nil million lower/higher (2011: A$ Nil million lower/higher)
- Equity would have been – A$ Nil million lower/higher (2011: A$ Nil million lower/higher)
- The fair value of convertible notes – A$ 0.298 million higher/A$ 0.172 million and lower (2011: A$ 0.344 million / A$ 0.341 million lower/higher).

Foreign currency risk

The Group operates internationally through a number of subsidiaries and is thus exposed to fluctuations in foreign currencies, arising from the foreign currencies held in its bank accounts, the sale of goods in currencies other than the Group's measurement currency, and the translation of results from investments in foreign operations. The foreign exchange exposures are primarily to the Indian Rupee, Malaysian Ringgit, Indonesian Rupiah and the US dollar.

Foreign exchange risks arising from the sale of products are hedged using forward exchange contracts.

Foreign currency risks arising from commitments in foreign currencies are managed by holding cash in that currency. Foreign currency translation risk is not hedged, with translation differences being reflected in the foreign currency translation reserve.

Group sensitivity

At 30 June 2012, if foreign currencies had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group;

Effect on cash and cash equivalent – A$ 0.1 million lower/ A$0.1 million higher (2011: A$ 0.941 million lower/ A$1.15 million higher)

Profit and Loss would have been – A$ 0.1 million lower/ A$0.1 million higher (2011: A$ 0.941 million lower/ A$1.15 million higher)

Hedging of Foreign Currency Risk

At financial report date the Group had no forward exchange contracts in place.

Credit risk

Malaysian operations

Credit risk for receivables at 30 June 2012 in the refining operations stemmed from sales to large Malaysian oil companies with an inherent low risk of credit default. At the date of this report, all material biodiesel sale receivables had been recovered.

Indian Operations

With the downsizing of the feedstock operations, all receivables from sale of saplings have been impaired. Sales of electricity, which is under a power purchase agreement and the resultant receivable, are to a large Indian State Owned enterprise and hence credit risk is deemed low.

Second Biodiesel plant guarantee

The parent entity has provided a corporate guarantee to the contractor of the second Biodiesel plant in place of the standard letter of credit originally placed at construction commencement.

Commodity Risk

The Group is exposed to market prices of input costs into the production of biodiesel and associated by products produced. At period end the group had some product on hand to be sold.

Group sensitivity

At 30 June 2012, if the price of these products had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group;

Effect on post tax profit – A$0,1 million lower / A$0.1 million higher

Equity would have been – A$0.1 million lower / A$0.1 million higher

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

Financial Instruments (cont'd)

Liquidity risk

	2012 $'000	2011 $'000	Weighted Average Interest Rate 2012 %	Weighted Average Interest Rate 2011 %
Financial Assets:				
Cash and cash equivalents	1,456	15,761	2.5%	2.9%
Other financial assets	581	178	-	-
Loans and Receivables	4,225	6,583	-	-
	6,262	22,522		
Financial Liabilities summarised by contractual maturity:				
Current debt				
Floating Interest Rate	1,650	494	18.3%	15.1%
Fixed Interest Rate	-	14,413	-	4%
Non Interest Bearing	2,175	7,059	-	-
Total Current Debt	**3,825**	**21,966**		
Non-current debt				
Floating Interest Rate **(1 to 3 Years)**	114	2,064	3.4%	15.8%
Floating Interest Rate **(4 to 5 Years)**	-	-		
Fixed Interest Rate **(1 to 3 Years)**	31,101	42,223	4.0%	4.0%
Fixed Interest Rate **(4 to 5 Years)**	-	-		
Total Non-Current Debt	**31,215**	**44,287**		

The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate cash is maintained.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

33. Parent entity information

	2012	2011
Information relating to Mission NewEnergy Limited:	**$'000**	**$'000**
Current assets	887	21,233
Total assets	892	22,010
Current liabilities	(848)	(14,948)
Total liabilities	(31,948)	(57,172)
Net asset (deficit)/surplus	(31,057)	(35,162)
Issued capital	110,215	96,697
Retained loss	(141,191)	(142,665)
Share based payments reserve	4,907	4,866
Convertible notes reserve	2,645	5,940
Total shareholders' equity	(31,057)	(35,162)
(Loss)/profit of the parent entity	(7,633)	(35,983)
Total comprehensive income of the parent entity	(7,633)	(35,983)
Details of any guarantees entered into by the parent entity in relation to the debts of its subsidiaries *	3,483	5,209
Details of any contingent liabilities of the parent entity	-	-
Details of any contractual commitments by the parent entity for the acquisition of property, plant or equipment.	-	-

* The parent entity has provided a corporate guarantee to the contractor of the second Biodiesel plant in place of the standard letter of credit originally placed at construction commencement.

The Parent entity is not aware of any other contingent liabilities or contingent assets as at 30 June 2012.

34. Subsequent events

Other than the matters mentioned below, there have been no significant subsequent events up until the date of signing this Financial Report.

Mission, through its subsidiary, Oleovest PL, has served a notice of termination to PT Perkebunan Nusantara III ("Persero") ("PTPN III") an Indonesian state owned enterprise for breach of material obligations under the Joint Venture & Shareholders' Agreement.

Mission was formally de-listed from the NASDAQ Global Market. Mission continues to trade on the Australian Stock Exchange (ASX) under the symbol "MBT".

A debt funding package as referred to above has been agreed in principle with SLW International, LLC (SLWI) a substantial convertible note holder, to provide the company with a US$5 million line of credit facility ("Facility"). The Facility is conditional on, amongst other things, the restructure of the company's existing convertible note debt. The restructure of the convertible note debt is subject to shareholder approval. The Notice of Meeting to Shareholders will require an opinion from an Independent Expert on whether the restructure is fair and reasonable to shareholders.

Under the terms of the Facility, the company may draw up to US$5 million over the 24 month term of the Facility. At maturity or default, the company must repay the principal amount outstanding plus twenty five percent of the maximum principal amount reached during the term of the Facility, or US$1 million, whichever is greater. The Facility will be secured through a first priority security over all assets of the company, and if required by the lender, the company's subsidiaries and (or alternatively) security over the shares of the subsidiaries of the company, and the Facility may not be used for any capital expenditure or debt service. Funds will be advanced in one or more tranches as agreed by the lender and all payments by the company of any material amount shall be subject to lender approval. In addition to certain restrictions on activities of the company, the company shall be obligated to repay all or part of the then outstanding amount upon the receipt by the company or its subsidiaries of funds related to the sale or other disposal of any material assets. No such sale or disposal of assets may occur without the express and written prior approval of the lender. The lender will have the right to appoint a Director to the Board and the company is required to maintain the ongoing employment of Mr. Nathan Mahalingam as Chief Executive Officer.

The company has agreed to deal exclusively with the lender for funding while completing the conditions to close, which include finalising definitive Facility documentation, definitive security documentation, shareholder approval, no material adverse change in respect of Mission's operations and the restructure of the convertible note debt. The Facility requires that each existing convertible note is restructured by way of an exchange offer whereby each existing convertible note will be exchanged for a new convertible note. The key difference between an existing convertible note and a new convertible note is that the new note will bear no coupon/interest payments, will have a conversion ratio of one note to four hundred and thirty three ordinary shares and the condition that any proceeds from the sale of

material assets will be first applied on a pro-rata basis towards settlement of the principal amount outstanding under the new convertible notes.

If the Convertible Note restructure is successful all further interest payment obligations of the company under the existing convertible notes would be removed and further, if the new convertible notes were to be converted to equity, the company would no longer be liable to repay its debt under such convertible notes which currently totals more than A$32 million. Instead of repaying the notes, the Company would issue approximately 219 million shares equal to approximately ninety six percent of the total issued shares of the company following the issue.

On 19 September 2012, a shareholder filed an application with the Takeovers Panel, seeking an interim order that Mission not proceed with the finalisation of the SLW definitive facility documents and definitive security documentation (as referred to above in the Financial Position section), until the Panel application is dealt with and a final order that, the term sheet be cancelled, or alternatively cancelled to the extent that it requires Mission to deal exclusively with SLW for funding and restricts Mission from dealing with its assets. The Company has agreed to not proceed with finalisation of definitive facility documents and definitive security documentation and to not dispatch to Mission shareholders any notice of meeting relating to seeking shareholder approval for the proposed convertible note restructure announced to the Australian Securities Exchange on 17 August 2012 until the Takeover Panel application is dealt with. At the date of this report the Takeover Panel has not ruled on this matter.

The Board has approved management to sell non-core assets. At the date of this report a sale and purchase agreement to sell the Refining office has been signed.

35. Non-controlling Interests

	2012 $'000	2011 $'000
Issued Capital	70	-
Reserves	-	-
Retained loss	68	-

The non-controlling interest has a 15% (2011: N/A) equity holding in Oleovest PL.

36. Non-current assets held for sale and discontinued operations

The Board has resolved to sell non-core assets in India, being the windmills and office complex in India. Accordingly these assets have been classified as non-current assets held for sale.

The revenue, expenditure and carrying amount of the assets and liabilities in this disposal group are summarised as follows:

Discontinued operations – Power generation segment	**2012 $'000**	**2011 $'000**
Revenue	489	523
Cost of materials	(110)	(118)
Depreciation	(131)	(166)
Impairment	-	(262)
Finance Costs	(360)	(423)
Net loss from discontinued operations attributable to members of the parent	(112)	(446)
Non-current assets classified as held for sale		
- Property, Plant and Equipment – power generation segment	1,869	-
- Property, Plant and Equipment – jatropha segment	417	
Liabilities classified as held for sale		
- Financial liabilities – power generation segment	1,567	-
- Financial liabilities – jatropha segment	-	-

The assets in this disposal group are actively being marketed for sale and are expected to be sold within the forthcoming twelve months.

37. Authorisation of financial statements

The consolidated financial statements for the year ended 30 June 2012 (including comparatives) were approved by the board of directors on 28 September 2012.

Nathan Mahalingam
Director

38. Differences from preliminary final report

In accordance with ASX Listing Rule 4.5A, set out below are certain differences between information contained in the Appendix 4E lodged with the ASX and this financial report.

At the time of the lodging the Preliminary Final Report, the Australian Accounting Standards Board accounting standard AASB 110, Events after Reporting Period, had not been applied when assessing the disclosure of equity accounted investments. Further review revealed that an agreement in PTSON had been terminated and the Board is of the view that this investment is better reflected as receivable in the Statement of Financial position at 30 June 2012. In addition, the assessment of non-current assets held for sale had not been completed and further review determined that the requirements to classify some assets as non-current assets held for sale should be applied. Refer to note 36 for further details. These amendments have no impact on the 30 June 2011 financial results. As a result of this, the following differences between the Preliminary Final Report and this Financial Report have arisen.

The Profit after Income Tax attributable to members of the parent entity has increased from a loss of $6,283,000 to $6,130,000. This is primarily due to the reversal of share of Loss of equity accounted investments to a value of A$0.075 million in the Consolidated Group Income Statements. In the Consolidated Group Balance sheets, the Investment accounted for using the equity method of $2,601,000 is now disclosed as a Trade and Other Receivable and an amount of $2,286,000 has been reclassified from Property plant and equipment to Non-current Assets Held for Sale and the associated liabilities reclassified to Liabilities included in disposal group held for sale.

Earnings per share have decreased from $0.70 to $0.69 cents.

Total Assets have increased from $10,512,000 to $10,703,000. Net Assets Deficit has decreased from $24,589,000 to $24,441,000.

39. COMPANY DETAILS

The registered office of the company is: Mission NewEnergy Limited, Unit B2, 431 Roberts Road, Subiaco, WA 6008, Australia.

The principal places of business are:

Australia

Mission NewEnergy Limited
Head Office
Unit B2, 431 Roberts Rd, Subiaco,
Western Australia, 6008, Australia.

Malaysia

Mission Biofuels Sdn Bhd
Unit 621, Block A, Kelana centre point, No. 3, Jalan ss7/ 19, Kelanajaya, 47301 Petaling Jaya, Selangor

Mission Biotechnologies Sdn Bhd
Unit 621, Block A, Kelana centre point, No. 3, Jalan ss7/ 19, Kelanajaya, 47301 Petaling Jaya, Selangor

Enviro Mission Sdn Bhd
Unit 621, Block A, Kelana centre point, No. 3, Jalan ss7/ 19, Kelanajaya, 47301 Petaling Jaya, Selangor

Mauritius

Mission Agro Energy Limited
9th Floor Ebene Tower
52 Cybercity
Ebene
Republic of Mauritius

India

Mission Biofuels (India) Pvt Limited
Shops nos. 1,2 and 3
Sun heights, Ground floor
Gandhingar bridge
Adishankaracharyya Marg
Powai, Mumbai
Maharashtra
India, 400 076

Mission Agro Diesel (India) Pvt Limited
608 Powai Plaza,
Hiranandani Business Park
Powai, Mumbai - 400076,
India

DIRECTORS' DECLARATION

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

1. In the opinion of the Directors of Mission NewEnergy Limited (the company):

   a. The consolidated financial statements and notes are in accordance with the Corporations Act 2001, including:

      i giving a true and fair view of the financial position of the Group as at 30 June 2012:

      ii and of it's performance, for the financial year ended on that date, and

      iii complying with Australian Accounting Standards (including Australian Accounting Interpretations) and the Corporations Regulations 2001; and

      iv The financial report also complies with International Financial Reporting Standards as disclosed in note 2.

   b. there are reasonable grounds to believe that Mission NewEnergy Ltd will be able to pay its debts as and when they become due and payable

2. The Directors have been given the declarations required by section 295A of the Corporations Act 2001 from the Group Chief Executive Officer and Chief Finance Officer for the financial year ended 30 June 2012.

This declaration is made in accordance with a resolution of the Board of Directors.

Nathan Mahalingam
Group Chief Executive Officer

Dated: 28 September 2012

Grant Thornton

Grant Thornton Audit Pty Ltd
ABN 91 130 913 594
ACN 130 913 594

10 Kings Park Road
West Perth WA 6005
PO Box 570
West Perth WA 6872

T +61 8 9480 2000
F +61 8 9322 7787
E info.wa@au.gt.com
W www.grantthornton.com.au

Independent Auditor's Report
To the Members of Mission NewEnergy Limited

Report on the financial report

We have audited the accompanying financial report of Mission NewEnergy Limited (the 'Company'), which comprises the consolidated statement of financial position as at 30 June 2012, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information and the directors' declaration of the consolidated entity comprising the Company and the entities it controlled at the year's end or from time to time during the financial year.

Directors responsibility for the financial report

The Directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. The Directors also state, in the notes to the financial report, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, the financial statements comply with International Financial Reporting Standards.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require us to comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the Company's preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence
In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor's opinion
In our opinion:

a the financial report of Mission NewEnergy Limited is in accordance with the Corporations Act 2001, including:

  i giving a true and fair view of the consolidated entity's financial position as at 30 June 2012 and of its performance for the year ended on that date; and

  ii complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b the financial report also complies with International Financial Reporting Standards as disclosed in the notes to the financial statements.

Material uncertainty regarding continuation as a going concern

Without qualifying our opinion, we draw attention to the consolidated statement of cash flow in the financial report which indicates that the consolidated entity incurred operating cash outflows of $4.9 million during the year ended 30 June 2012 and, as of that date, the consolidated entity's total liabilities exceeded its total assets by $24.4 million. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty which may cast significant doubt about the consolidated entity's ability to continue as a going concern and therefore, the consolidated entity may be unable to realise its assets and discharge its liabilities in the normal course of business, and at amounts stated in the financial report.

Report on the remuneration report

We have audited the remuneration report included in pages 17 to 24 of the directors' report for the year ended 30 June 2012. The Directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's opinion on the remuneration report

In our opinion, the remuneration report of Mission NewEnergy Limited for the year ended 30 June 2012, complies with section 300A of the Corporations Act 2001.

GRANT THORNTON AUDIT PTY LTD
Chartered Accountants

M J Hillgrove
Partner - Audit & Assurance

Perth, 28 September 2012